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July 18, 2011		WASHINGTON

VALUE LINE, INC.	Seth T. Taube
080555	TEL +1 212.408.2655
0102	FAX +1 259.408.2455
seth.taube@bakerbotts.com

BY EDGAR

Tracey Houser, Esq.

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:                               Value Line, Inc.’s interest in Eulav Asset Management

Dear Ms. Houser:

Consistent with our call of June 7, 2011, and our subsequent conversations, including our call of last Thursday, enclosed please find a valuation report of  Value Line, Inc.’s interest in Eulav Asset Management as performed by Barrington Partners.

As discussed, we look forward to speaking with the staff in the immediate future.

Sincerely,

/s/ Seth T. Taube

Seth T. Taube

ST:jy

Business Valuation: December 23, 2010 EAM Asset Management (EAM) Hubbard Garber, CFA 617.482.3300 | hgarber@barringtonp.com Kyle Odermann 913.484.9099 | kodermann@barringtonp.com Submitted to Value Line, Inc. July 15, 2011 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

EAM Valuation: General Comments This valuation report and the conclusions contained in this document are based on market and economic conditions, as they existed as of the date of valuation. Valuation is an imprecise science; different analysts arrive at different conclusions. Our conclusions in this valuation analysis were developed independently using conceptually sound and commonly accepted methods of valuation. In preparing our valuation report, we used information provided by Value Line, Inc. (Value Line). The management of Value Line (Management) has represented that the information is reasonably complete and accurate. We did not make independent examinations of any financial statements or other information prepared by Management which were relied upon. Accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such. The analyses contained in this report are based upon estimates, assumptions and other information developed from our market research, our knowledge of the industry, and meetings with Management and certain members of the management of Eulav Asset Management (EAM). These sources of information form the basis for the estimates and assumptions that are presented in this report. While we believe the sources are reliable, Barrington Partners does not express an opinion or offer any form of assurance on the accuracy of such information. Publicly available information utilized herein (e.g., economic, industry, statistical and/or investment information) has been obtained from sources deemed to be reliable. It is beyond the scope of this report to verify the accuracy of such information, and we make no representation as to its accuracy. Our Income Approach (DCF Model) used in this report was developed independently by Barrington Partners. This model does not represent Management or EAM’s forecast of future operating results. When reviewing this report, the analyses must be considered as a whole; selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the processes underlying the valuation analysis. Barrington Partners do not have any present or intended interest in the Company. Our fees for this valuation report are based on professional time charges, and are in no way contingent upon the final valuation figure. 2 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Scope of Analysis/Assumptions Results of the Barrington Partners analysis include this Valuation Overview as well as the Barrington Partners working documents – the technical analysis spreadsheets and the Fairness Opinion letter. In developing this opinion, Barrington Partners considered a wide range of marketplace variables and other financial indicators of value. The comparative analysis process in assessing the value of EAM’s investment products entailed: Research on relevant recent transactions and publicly traded asset management firms; metrics such as % of AUM, and multiples of Revenues, EBITDA and Net Income were considered. Evaluation of a range of growth and profitability ratios, namely Price to Earnings Ratios (P/E), EBITDA Margins and Net Profit Margins. Valuation estimates were made using three methodologies: Multiples based on the purchase prices of transactions involving comparable companies; Multiples based on the Market Value of a number of public asset management firms; and Discounted Cash Flow Analysis. Both internal and external factors that influence the value of the enterprise value of EAM were analyzed and interpreted. Internal factors include EAM's historical performance, financial structure and future growth prospects. External factors include industry trends, current valuation and the comparative position of EAM against these firms. In performing our valuation determination, we undertook a variety of activities: Held discussions with Management and the management of EAM regarding the nature of EAM, as well as future prospects related to Management’s ability to continue generating positive returns and increase assets under management (“AUM”); Analyzed historical financial statements of Value Line and EAM, as well as other regulatory filings prepared by Value Line; Developed a “bottoms-up” AUM forecast based on historical flows and total return; Developed a financial model to perform sensitivity analysis; Reviewed marketing material which provided a detailed description of EAM’s investment strategy and performance track record; Undertook additional analyses and investigations which we deemed appropriate and consistent with accepted business valuation techniques. 3 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Information Regarding Barrington Partners PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

About Barrington Partners Research Industry Surveys focus on issues relevant to specific subsets; results are made available only to participating firms. Systems Reviews consider cross-sections of technology in a specific business segment. The process includes a standard outline, working with vendors, and obtaining unattributed client comments from system users. Topical Reports address issues of current concern. Consulting - strategic consulting and implementation of solutions relating to strategic, product and operational issues Investment Banking – buy/sell search and evaluation of operations/technology firms and funds/investment managers BP’s Consultants have an average of more than 25 years of specific industry experience. BP’s work is worldwide We have conducted Research, Consulting and M&A work in many countries, including Canada, Ireland, UK, pan-Europe, India, and South Africa, as well as a range of offshore banking centers. Barrington Partners (BP) is a boutique firm offering consulting, research and investment banking in the financial services and investment management industry. Our expertise includes front office, middle office and back office; our product expertise include mutual funds, hedge funds, institutional accounts, SMAs and trusts. Our services include: 5 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Barrington Partners | Our Team Hubbard R. Garber, CFA, CFP is the Managing Director of Barrington Partners and has more than 25 years of experience in the mutual fund and investment management industries. Mr. Garber's background encompasses both the marketing and operational aspects of these sectors, as well as investment banking experience. His consulting engagements have included projects ranging from creating business or strategic plans, solving strategic problems, selection of vendors as well as systems and operations analysis. Mr. Garber’s investment banking work includes both buy-side and sell-side relationships; he has been involved in the mergers and acquisitions of investment advisors, mutual funds, back-office operations groups and software companies operating within the financial services industry. Prior to starting Barrington Partners in 1995, Mr. Garber worked for two custodial banks: IFTC in Kansas City, and Investors Bank in Boston. Mr. Garber also worked for IDS American Express (now Ameriprise). Mr. Garber is a graduate of Beloit College, and holds both CFA and CFP designations. Kyle J. Odermann is a Partner with Barrington Partners and has more than 15 years of experience within the financial services and investment management industry. Prior to joining Barrington Partners, Mr. Odermann held leadership roles at American Century Investments and IBM. His broad skill set includes Merger and Acquisitions work, strategy development, product and market analysis, complex project management organization design, budget management, financial and business modeling and the development of performance management systems. Mr. Odermann has worked extensively with executive management and Boards of Directors in developing and delivering strategic guidance. At American Century, he was responsible for leading the firm’s M&A activity. In this role, he was a key participant in the firm’s strategic planning efforts, particularly focused on strategic acquisitions that would enable the firm to provide new product offerings or enter new markets. Prior to that role, Mr. Odermann was a member of the IT leadership team where he was responsible for managing the department’s $100+ million budget and was a key participant in developing the technology strategy. Before joining American Century, he worked for IBM where he was a Management Consultant analyzing key business and technical issues for clients with a specialization in strategy development and organization design. Mr. Odermann holds a BA in Economics from Concordia College in Moorhead, MN and an MBA from the University of Kansas. PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. 6

Barrington Partners | Research Surveys (surveys are completed every 2 years with the exception of the Investment Accounting Survey, which has been produced every 3 years) 2011 Transfer Agency Cost Survey 2011 Fund Accounting Cost Survey 2011 Investment Accounting Cost Survey (Middle Office costs for Institutional Accounts) 2010 Intermediary Fee Survey 2012 Operations Cost Survey – Lux and Dublin Funds Best Practices 2011 Best Practices for Fixed Income Execution (Complete) 2011 Best Practices for FX Trading (In Process) 2011 How Investment Firms Evaluate Middle Office Outsourcing (Complete) 2011 Best Practices for Intermediary Payments (Complete) Detailed Operations Reviews 2009 Global Middle Office Outsourcing Service Provider Review 2009 Global Portfolio Accounting System Review PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. 7

Barrington Partners | Strategic Investment Banking: Barrington Partners' investment banking practice is solely focused on the asset management and securities industries. This focus allows us to have an in-depth understanding of the companies and individuals involved in the industry. Our consulting and research work provide additional background and understanding of the industry. Additionally, we have participated in many transactions as a banker, advisor or in a due diligence role. Finally, we research non-public transactions through our relationships and are frequently able to determine multiples that are not made public. Our investment banking work can be categorized in three main groups: a) Investment management firms b) Service providers/administrators to the industry c) Software and technology companies who support the industry Our Merger and Acquisitions team has considerable experience in working on Valuations and Fairness Opinions: Valuation Services / Fairness Opinions: Barrington Partners provides valuation services for a broad range of purposes. Due to our specific knowledge of the investment advisory business, we are able to understand and determine the value of a company through understanding core strengths and weaknesses in product, structure, operations, distribution and performance. Our analysis looks at several factors which include a comparison to other public companies, comparable transactions and a discounted cash flow model. Our knowledge of the industry makes us very familiar with the publicly traded firms and those involved in the various recent transactions, providing us the ability to perform comparability analyses of the industry with the entity being valued. PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. 8

Introduction PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Overview of the Steps in the Valuation Process 10 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. In 2010, Value Line Inc. (VLI) converted its asset management business from direct ownership into a trust managed structure to comply with the disassociation order issued by the SEC. Barrington Partners has been asked to perform a valuation for the economic interest held by Value Line Inc. in EULAV Asset Management (EAM) which acts as the management company for the Value Line Funds. To develop this valuation of Value Line’s interest in EAM, Barrington first developed a valuation for EAM. Barrington then determined how to split the value of this entity between the three parties holding interests in EAM: 1) the Nonvoting Revenue and Profits Interests (VLI), 2) the Class A Voting Profits Interest, and 3) the Class B Voting Profits Interests In order to perform the valuation of EAM, Barrington engaged in the following activities: Barrington completed an interview with the CEO and Marketing Director of EAM. Financial, fund, performance and other information was requested and reviewed. Barrington researched and reviewed important market factors that are considerations in determining the comparative value of EAM. Once the valuation of EAM was complete, Barrington determined the value of the different parties’ economic interests in EAM.

Overview of the Steps in the Valuation Process 11 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. There are several factors that complicate this valuation. Due to the existence of the trust ownership structure, the type of ownership exerted by each party on EAM is not simple. This valuation addresses the two main factors – Control and Marketability – that determine the appropriate level of value. Control Interest: Control interest is the level of value an investor would pay to exert control over the firm’s activities. Control can be viewed in several ways. It is control over the operations of a company, including hiring and firing the company’s management, setting compensation, and determining the company’s strategy and line of business. Additionally, control is the ability to sell all or parts of the company, as well as the ability to profit from making these decisions. In the case of the interested parties in EAM, there are factors that variously limit control by the different classes of Profits Interests and Nonvoting Interests for each of the activities described above which limit control by each of the ownership interests. In particular, although the CEO, as holder of the Class A Voting Profits Interest clearly has predominant interest over day-to-day operations and the Class B Voting Profits Interests exercise authority over matters of policy, VLI has certain protective rights as holders of Nonvoting Profits Interests. Marketable Minority: A Marketable Minority interest represents the perceived value of equity interests that are freely traded without any restrictions. These interests are generally traded on the New York Stock Exchange, AMEX, NASDAQ, and/or other exchanges where there is a ready market for equity securities. A Marketable Minority Interest would generally suggest an asset that is easily and quickly saleable. EAM is obviously not public. While VLI can sell its interest at anytime, all parties must agree to a transaction of the Voting Profits Interest. Non-Marketable Minority: This interest represents the level at which non-controlling equity interests in private companies are generally valued or traded. This level of value is discounted because no ready market exists in which to purchase or sell such interests. Private companies are less “liquid” than publicly-traded companies, and transactions in private companies take longer and are more uncertain. Based on our evaluation of the EAM Ownership Interests, and particularly in light of the fact that none of the parties can sell a controlling infest without consent by the three types of ownership interest, this is the appropriate classification for all three of the interests in this valuation.

Valuation – Process Flow

This page represents the logical steps taken in the entire valuation process.

The process started with determining the type of control valuation appropriate for each party.

Next, three valuation methods were used to calculate the value of the management company:

1. Comparable transactions
2. Comparable public companies
3. Discounted Cash Flow Model

The final step in the process involved dividing the value of the management company between the three Profits Interests.

Determine Type of Valuation
1. Control
2. Marketable Minority Interest Value
3. Non-Marketable Minority Interest Value

Market Approach	
Guideline Transaction	**Guideline Public Company**
1) Collect relevant comparable data	
Research recent and relevant transactions in same industry; sources include primary and secondary research as well as familiarity with specific deals	Collect financial data from similar firms; sources include Financial statements and public filing
2) Calculate multiples by applying Sales Price/Market Cap to financial metrics	
% of AUM Revenue Multiple EBITDA Multiple	% of AUM Revenue Multiple EBITDA Multiple Net Income Multiple
3) Make firm specific adjustments	
Scale Profitability Asset Mix Fees	
4) Adjust for type of value (non-marketable minority interest value)	
Control Premium Adjustment	Determine Method for Liquidity adjustment; apply discount.
5) Calculate adjusted multiples	
6) Apply adjusted multiples to current firm financial metrics	
7) Create valuation range by examining outputs and considering qualitative factors that may influence value of firm	

Income Approach
Discounted Cash Flow Analysis
1) Review company data
Review historical and forward looking financial statements Meet with management to understand on-going strategic direction Review products and fee Review customer and service profile
2) Create pro-forma income statement
Develop detailed asset model; account for both flows and appreciation Calculate revenue based on specific fund fees and characteristics Forecast expenses and expense growth Separate cash flows (where appropriate) Apply tax rates
3) Estimate and apply discount rate; estimate terminal value
Choose appropriate method to create discount rate (CAPM, build-up, etc.) Calculate discount rate(s) Adjust discount rate for different earnings stream (if appropriate) Apply tax rates
4) Adjust for type of value (non-marketable minority interest value)
Determine method for liquidity adjustment; apply discount. (Note - we will evaluate each income tranche individually for applicability of liquidity discount)
5) Calculate value for tranches
6) Determine ownership percentages by entity (if appropriate)
7) Create valuation range by performing sensitivity analysis by making adjustments to key variables.

Final Valuation Determination
Use inputs from valuation approaches to determine range
Test valuation against other valuation metrics
Apply quantitative and qualitative factors to determine final valuation
Apply Ownership % (if necessary)

PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.
12

Determination of Type of Valuation PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Valuation Considerations: Level of Value In many valuation exercises, the entity is valued with the assumption that the proceeds will be distributed to shareholders. With EAM, cash is distributed to three different interests at varying levels. Additionally, each interest has differing abilities to affect strategic change. As a result, taking a simplistic approach to EAM, and not considering these factors, would not properly capture the characteristics of the different interests. These characteristics are often referred to as “levels of values”. These levels provide a framework for organizing and guiding the valuation with regard to the premiums and discounts that must be considered. Because these adjustments can impact the valuation, this step cannot be overlooked. In this evaluation, we employed the traditional three-level model, which considers the following premiums and discounts. The control premium is the additional amount that an investor would pay to acquire control of a firm versus a publicly traded minority interest in that company. The minority interest discount is the decrement to value owing to the fact that the holder of a minority interest cannot exercise control over the firm. The marketability discount relates to the decrement to value, versus the marketable minority interest value, that arises because no liquid trading market (such as the NYSE) exists for the subject firm’s shares. 14 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. The mere fact of control does not necessarily lead to any specific premium. Whether anyone will pay a premium for a controlling interest (a control premium) depends largely upon whether the potential buyer believes he or she can enhance the value of the company. Empirical evidence in the market shows that the range of premiums has been anywhere from negative to more than double the market price. A negative number indicates that the controlling interest was acquired at a discount to the publicly traded market price.

Valuation Considerations: Levels of Value 15 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. As we view the separate interests in this valuation, no party has a “control premium”. The Class A and Class B Profits Interests have control over the firm’s business operations, but the protective rights of the Nonvoting Profit Interests limit their ability to monetize control or take action that could potentially harm the nonvoting profits interests without consent of such interest. Consent would be required in some instances to implement changes outside of the current operating agreement. The Nonvoting Profits Interests have no input into operations. Our conclusion is that no party has a control premium. Rather, all three parties have a non-marketable minority interest. EAM: Levels of Value Control Marketable Minority interest Non-marketable minority interest Class A Profits Interest X Class B Profits Interests X Nonvoting Profits Interest X Levels of Value: Discount Considerations Control Premium/Minority Discount Marketability/Liquidity Discount Market Approach: Guideline Public Company Method No change need; comparables reflect minority interest Apply Liquidity Discount; Multiples indicated are for liquid securities. A two-step process is required to make adjustments: First, a control premium must be added to correctly compare attributes to Transaction Multiples. Once that is applied, along with other relevant adjustments, the difference between the two methods represents the liquidity discount. Market Approach: Guideline Transactions Method Adjust multiples downward. Need to account for minority discount; note, in smaller firms, the control premium is limited due to economies of scale. No adjustment required; private companies already have a liquidity discount given the lower multiples, which is often cited as a reason for transaction to occur at discount to public comparables. Income Approach: DCF Model Depends on the development of model; if the model takes into account strategic changes to current operating model, then control premium adjustments may be required. If current DCF model assumes no changes to capital or operating structure, then control premium adjustment is usually not required. A liquidity discount may need to be applied depending on the "Level of Value". In controlling interests, liquidity discounts are usually not considered, particularly if there are enough recent relevant Guideline Transaction. Likewise, Marketable Minority Interest Values are usually relatively liquid (as indicated in name). Non-Marketable Minority interests will require a liquidity discount.

Valuation Considerations: Control Premiums/Minority Discount Conclusions: Control Factor Impact on Valuation Models Market Approach: Guideline Public Company Method Because prices of publicly traded stock are based on minority interest transactions, this method results in a minority liquidity value. Impact on Model: No adjustment was applied. Market Approach: Guideline Transactions Method The merger and acquisition method involves control but no liquidity. Under this method, value is determined by reference to the prices at which entire companies, operating units, or significant interests in companies have changed hands. A discount may be appropriate when valuing a minority illiquid position. Impact on Model: Before calculating valuation estimates, adjustments need to be applied to the multiples to remove the control premium. Income Approach: DCF Model Some income-based valuation methods, such as discounted cash flow (DCF), may result in either a control or a minority level of value, depending on how future earnings or cash flow is projected. Under the DCF method, for example, if "elements of control" are included in estimated future cash flow, then arguably the result is a control level of value (i.e. such as "normalizing" any excess owner compensation to increase income). In this case a control premium would probably be inappropriate. Impact on Model: This issue will be addressed further in this report; Barrington believes that the DCF model used in this evaluation reflects a non-control interest which needs no adjustment. 16 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. Our model does not rely heavily on the use of control premium. Our Income Approach assumes a minority interest. The multiples in the Guideline Transactions were adjusted to account for the transaction's implied control premium; no adjustment is needed for the Guideline Public Companies.

Valuation Considerations: Control Premium Much debate exists around the calculation of a control premium – or its inverse – the minority discount. MergerStat has historically been cited as a source for calculating control premiums. This report makes a comparative analysis between the shares historical prices and the price at the completion of the merger. Often, this report is used to estimate the control premium. Historically, the average difference is between 25 – 50% with the mean being 20 – 40%. There usually is some correlation between industry earnings and the calculated premium. In periods of high earnings, the spread is tighter while in economic downturn it widens. For example, from 2005 – 2007, the average was 24%, while in 2008 and 2009 the difference was 40%. (This implies a minority discount of approximately 20 – 30%) There are several other factors that impact this data set. Strategic rationale: A Buyer who perceive strategic synergies in the proposed transaction will often pay substantially higher prices than the market capitalization of the target company. Take-over targets: Investors will pursue corporate targets that they believe are undervalued by the stock market. This creates and an inherent bias in the MergerStat dataset because the companies that are properly valued by the stock market, or those that are overvalued, are not acquired. Sales process: Companies may pay more when competing in a sales process. Most of the companies in the MergerStat database are companies that went through auction process. Firms often sell at discount: Since 1998, approximately 15% of corporate acquisitions actually had negative control premiums; there are many recent examples of this in the financial services industry. With these factors in mind, we did not feel comfortable using only the MergerStat data to estimate the control premium. For this analysis, we felt that the MergerStat data overstated the control premium by approximately 50%. Additionally, we applied the control premium from 2005 – 2007 as this more closely reflected the current environment. Using these two assumptions, we approximated a minority discount of 10%. 17 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. The only place where our analysis utilizes a control premium/minority discount is to normalize for multiples in the Market Approach: Guideline Transactions.

Valuation Considerations:
Lack of Marketability Discount

Marketability is attractive to investors due to the ability to sell at any point. Minority interests of private companies typically lack marketability. Publicly traded shares are a marketable minority shareholding. A share in a private company, however, is both a minority position and illiquid, and as a result, sells at a discount.

Reasons for Lack of Marketability Discount

- Many private companies have specifically drafted agreements with the intent of keeping the company closely held.
- For most minority shareholders, sale must await action by the controlling stockholder, such as sale of the company.

Factors Impacting liquidity of Ownership Interests					
Factor	Description	Applicability to EAM	Class A Profits Interest	Class B Profits Interest	Non-Voting Profits Interest
Legal Liquidation of the Interests	A private firm with significant holdings of cash and marketable securities should have a lower illiquidity discount than a capital intensive business with factories and other specialized assets.	The value of EAM is in its investment advisory agreements. While there are some nuances in transferring 1940 Act products to another firm, moving assets or funds occurs frequently.	↓	↓	↓
Financial Health and Cash flows of the firm	A private firm that is financially healthy should be easier to sell than one that is not healthy. In particular, a firm with strong earnings and positive cash flows should be subject to a smaller illiquidity discount than one with losses and negative cash flows.	Generally, EAM enjoys strong margins and produces cash flow. The revenue guarenteed provided to the Non-Voting Profits Interest futher protect the continuity and quality of cash flow. The reliative small size of the cash flow to the voting profits interests could limit their attractiveness to a buyer.	↑	↑	↓
Possibility of going public in the future	While EAM is considered too small for an IPO, the firm could be sold. Mutual fund transactions are common and the value is relatively standardized.	EAM could easily be sold due to a number of attractive qualities. While it takes 3 parties to agree on a sale, all 3 parties do not want to sell currently	→	→	→
Size of the Firm	Studies have shown an inverse relation between value of firm and the liquidity discount.	EAM is relatively small firm; a as a result,a potential buyer might view this unfavorable in the context of liquidity.	↑	↑	↑
Control Component	Investing in a private firm is decidedly more attractive when you can acquire a controlling stake with your investment.	While the Non-Voting Profits Interests currently do not have any managerial control, there are certain circumstances that would allow VLI to purchase the Class A and Class B profits Interest and regain a controlling interest if VLI continues to hold the nonvoting interests. VLI is currently the only party with that right.	↑	↑	↓
	↓ Positive factor; lower liquidity discount.	↑ Negative factor; increases liquidity discount.	→ Neutal factor; no impact.		

PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.
18

Valuation Considerations: Lack of Marketability Discount Approaches Considered to Estimate Discount The IPO Approach: Attempts to quantify the discount associated with the lack of marketability by comparing post-IPO share prices with transaction prices in the same shares prior to the IPO. Sample size is small and study only includes successful IPO firms; additionally, transactions prior to the IPO are likely to include compensation to investors for providing other services to the firm. Historical liquidity discount: approximately 40%. The Restricted Stock Approach: Uses valuations of securities that are privately placed with accredited investors (rather than offered to the public at large) the offering of which does not have to be registered. Approach has some application in our situation, but other variables must be considered; several other characteristics of the firm and the restricted stock issue are associated with the discount in price relative to the firm’s publicly traded shares. Historical liquidity discounts vary by analysis:. A description of our process to arrive at a discount is found on the following page. The Acquisition Approach: estimates the marketability discount by comparing acquisition prices for public and private companies. Two-step approach requires adjusting for the comparative size of the firm as well as estimating the “control premium” required to acquire publicly traded firms; once that premium is applied, the difference is the estimated liquidity discount. Computed liquidity discount: using the data from December 2010, the difference between the and the Guideline Public Company multiples and the Guideline Transaction multiples, after adjusting for size and control, was approximately 20%. The Option Approach: considers an option-based discount, where liquidity is modeled as a put option for the period when an investor is restricted from trading. Various additional assumptions required to complete estimate; in our opinion, this approach would incorporate unnecessary complexity into model. Calculated liquidity discount: 8.7% estimate assumed 20% upside with Industry variance of 25% and one-year trading restriction. Private Equity Approach: Makes adjustment to the discount rate based on the premiums expected by private equity portfolio vs. historical public market returns. Approach estimates discount by adding the historical excess of private equity returns. This premium of 5-8% could be added to the discount rate in place of a liquidity discount. Computed liquidity discount: No specific % as it is implied in the discount rate. 19 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. There are five approaches to calculating a Lack of Marketability (illiquidity) discount. Barrington has determined that the Restricted Stock and Acquisition Approaches are the most suitable and appropriate in this circumstance.

Valuation Considerations: Lack of Marketability Discount

We have also used the data in the **FMV Restricted Stock Study** to inform our marketability test. This data examines the restricted stock transactions and is commonly used to imply a lack of marketability discount. The data can be further segmented by SIC codes to provide comparisons most similar to the targeted business. As the table indicates, financial services firms have lower Lack of Marketability discounts.

In addition to the FMV database, we reviewed more recent research studies on the Lack of Marketability discount pertaining to the restricted stock approach.

- Wruck found that the difference in average discounts between the restricted shares in her study and registered shares was 17.6%, while the difference in median discounts was 10.4%. Since each type of shares may have been given as compensation, but only restricted shares have marketability impairments, this suggests that the difference in discounts is a gauge for the marketability discount. Karen H. Wruck, *Equity Ownership Concentration and Firm Value: Evidence from Private Equity Financings*, 23 J. FIN. ECON. 3, 17 (1989).
- Hertzel and Smith provided a more comprehensive examination of the private placement market. After controlling for non-marketability determinants of private placement discounts in a multivariate regression framework, Hertzel and Smith found that the discount for restricted shares was only 13.5% greater than that of registered shares. Michael Hertzel & Richard L. Smith, *Market Discounts and Shareholder Gains for Placing Equity Privately*, 48 J. FIN. 459, 459-469 (1993).

Furthermore, we applied or own test on the marketability discount by using Acquisition Approach. The highlights of these findings are found in the Appendix. (Valuation Considerations: Lack of Marketability Discount Reasonableness Test.) In addition, we evaluated the qualitative factors in this situation to determine if any additional adjustments were appropriate.

Lack of Marketability Discounts: By SIC Range

SIC Range	1000s	2000s	3000s	4000s	5000s	**6000s**	7000s	8000s
No. Transactions	14	31	72	21	16	**24**	28	24
Average Discount	20.3%	23.3%	24.9%	23.4%	12.0%	**12.9%**	26.8%	23.4%
Median Discount	15.9%	18.4%	24.9%	14.4%	12.5%	**11.5%**	23.7%	25.6%
Standard Deviation	15.9%	15.1%	17.8%	18.8%	7.6%	**19.6%**	17.5%	15.3%

Source: The FMV Restricted Stock Study

After considering the many factors, we believe the Lack of Marketability discount to be between 10 – 15%. For purposes of our analysis, we will use 15%.

PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.
20

PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. Background Information on EAM (Value Line Funds) and Interview with EAM Management

Background Information on Value Line 22 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. Value Line, a New York-based corporation, is a publicly traded company listed on the NASDAQ Global Select Market. Value Line’s primary business includes producing investment-related periodical publications and making available copyright data, including making available certain Value Line trademarks and Value Line proprietary ranking system information to third parties under written agreements for use in third-party-managed and -marketed investment products, through its wholly-owned subsidiary Value Line Publishing (VLP). Within the publishing segment, Value Line is especially known for The Value Line Investment Survey, a weekly newsletter that provides investment related information. In June 2008, Value Line began a reorganization of its investment management business by transferring its operations to a newly formed, wholly-owned subsidiary, EAM. EAM replaced Value Line as investment adviser to the funds. In December of 2010, Value Line Inc. completed the adoption of a trust structure ownership to comply with a disassociation order issued by the SEC. EAM manages 14 mutual funds, in which 80-85% of AUM are managed utilizing the research from Value Line. Included in these 14 funds are 2 variable annuity separate accounts for Guardian Insurance. The funds are open-end, no-load funds offered on a variety of platforms. Clients include high net-worth individuals, pension and profit-sharing plans, charitable organizations, state and municipal government entities, corporations, government, and endowments for colleges along with traditional direct retail shareholders. As of April 2011, EAM has approximately $2.24 billion in AUM.

Interview with EAM Management Value Line historically has been, since the funds were launched in 1950, a direct distributor of its funds. Until recently, the fund group has remained primarily focused on direct distribution. However, through the process of implementing the trust directives, the management and sales of the funds now reside with EAM Management. (Barrington interviewed certain members of the EAM management on June 22, 2011. Barrington interviewed the CEO, Mitchell Appel and the Director of Marketing, Tom Sarkany.) Management Team Mitchel Appel, President of EAM; Director and President of the Value Line Funds: Mitch Appel became President of EAM in February 2009. Concurrent with his role at EAM, Mitch Appel had been CFO of Value Line until December of 2010. He started with the Company in June 2005 as Treasurer and was subsequently appointed President of each of the Value Line Funds. Mr. Appel holds an MBA from New York University and attended the University of Massachusetts at Amherst undergraduate program, majoring in Finance. Industry licenses include Series 7, 24 (Principal) and 27 (Financial Principal) and 63. Tom Sarkany, Marketing Director of EAM, Former Director of the Value Line Funds : Tom Sarkany graduated from CCNY and received an MBA from Long Island University. Mr. Sarkany had been employed by Value Line from 1994 – 2010. Previously he worked for Conseco, Inc. and Bankers Trust Company. He devotes approximately 50% of his time to the Fund’s marketing efforts, which include identifying new fund intermediary opportunities, supervising the preparation of marketing materials, and the preparation and supervision of the annual budget for the Fund’s marketing. Mr. Sarkany holds the Series 7 and 24 licenses. General Comments EAM Management was clear that their goal is to operate the company at a profitable level, but they intend to be aggressive about growing the company. They have made a number of structural changes that they believe will help the company overall. EAM has started a 401(k) plan and added other employee benefits to retain talent and maintain continuity. EAM expanded systems capabilities to assist the portfolio management process; two examples are Factset and Bloomberg. EAM recently relocated its offices. This move produced a net savings to EAM. 23 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Interview with EAM Management The Value Line Funds currently have 12 mutual funds, as well as 2 Guardian Variable Annuity products. Their core strength is equity. The strength of Value Line research generally is on the growth side. EAM does not plan any new products at this time. Given the limit on resources, a new fund is not how they want to deploy their resources. The Income and Growth, Premier Growth and Strategic Asset funds are in attractive categories with solid performance for 3, 5 and 10 years. Income and Growth's 5-star record fell to a 4 star fund in May. A new manager started in June. Despite the 5-star rating, this fund has not grown assets. Reasons cited included lack of effective marketing. Investors in the Value Line funds are primarily retail clients but also include corporations, government entities, pension funds and tax exempt organizations. There are no significantly large institutions that pose a concentration risk. 24 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. Value Line Funds, with the right targeted marketing message and wholesaler focus, have the potential to gather assets given the strong name recognition and performance. 10.0% 22.5% 30.0% 22.5% 10.0% 7.42% 11.99% 29.79% 50.81% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% ? ?? ??? ???? ????? EAM AUM vs. Morningstar Fund Distribution Morningstar Rating EAM

Interview with EAM Management Asset Attrition: There were a number of factors that contributed to recent negative flows out of the funds. The SEC settlement was announced in September 2009, and may have been a contributing factor in the heavy outflows during the first half of 2010. Subsequently, there was an announcement in the mutual fund proxy, sent out in September 2010, about the new proposed EAM Trust arrangement. The proxy voting by the mutual fund shareholders took place from October through November. Consequently bad news was kept in front of investors for an extended period. Additionally, Morningstar inserted a note in their database that ‘investors should be wary about investing in Value Line Funds’. Once the Trust was put into place, there was a divestiture from the Funds by various parties connected to Value Line, including the company pension and principal owner. Poor performance of the funds during 2008 and 2009 also contributed to the outflows. Additionally, management made the decision to limit marketing spend. During the market downturn, fund performance was at a low point. One of the Value Line Funds was included in the Schwab ‘Select’ list prior to 2009. While the fund was on the list, over $1b in AUM flowed into the fund. This money tends to be sticky as long as performance is reasonable. However, news of the SEC investigation was not helpful because the distributors notified their clients. The fund now has $300m in AUM. While flows are still negative, outflows are getting much smaller. 25 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Interview with EAM Management Current Distribution: Current assets, as of April 2011, are $2.24b. 40% of assets are from direct accounts. (These assets have strong persistency, but this channel produces a limited number of new accounts. New accounts are predominantly from the intermediary channels.) 20% of assets are through Guardian Life Insurance. Guardian sponsors 2 VIT (annuity funds) that were started 20+ years ago and these funds have been and continue to be sold through the insurance company. However, assets are gradually decreasing given that there is more competition from other products within the annuity universe. Guardian continues to put the funds into new product structures with more aggressive pricing, which may help new distribution. 15% of AUM are with Schwab. 10% of AUM are with National Financial (Fidelity). The remaining 15% are in other areas, mostly sourced through smaller third-party distribution arrangements. Distribution Agreements: EAM currently has ~150 selling agreements, but most are dormant. Many of the old agreements are with the major wire-house type firms. The new agreements are focused on the second-level firms, where they have been getting a better reception. Distribution Efforts: EAM has started a number of active efforts to grow assets in the funds. A new website was released in February 2011, featuring on-line account management. EAM is introducing new e-marketing to both the direct and intermediary channels. They are also developing print materials that they will use to cross-sell to their direct investors. EAM has hired two wholesalers that are working on intermediary relationships. EAM has hired a PR firm for the funds. The supermarkets have been receptive to EAM’s new efforts. The market does not distinguish between Value Line the company and the Value Line Funds. 26 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Value Line Funds

EULAV: Current Mutual Funds

	AUM	Fee - Annual report	Mgmt Fee	MS Rating - Overall	MS Rating - 3yr	MS Rating - 5yr	MS Rating - 10 yr	Rank - 3yr	Rank - 5yr	Rank - 10yr	Flows - 08	Flows - 09	Flows - 10
Equity	**$1,101,642,813**	**1.02**	**0.69**	**3**	**2**	**2**	**3**	**75**	**76**	**56**	**-$118,279,955**	**-$261,791,942**	**-$394,739,743**
Value Line Premier Growth	$315,933,941	1.19	0.75	4	3	3	4	61	49	31	-$29,750,400	-$52,924,157	-$93,959,595
Value Line Emerging Opportunities	$301,736,833	1.21	0.75	3	3	3	4	66	75	23	-$50,768,230	-$164,636,858	-$245,512,380
Value Line Larger Companies	$202,268,469	0.92	0.75	3	2	2	3	80	82	73	$2,669,002	-$21,104,821	-$26,915,816
Value Line Centurion	$144,277,325	0.85	0.50	2	2	1	2				-$26,378,401	-$14,824,004	-$18,235,181
Value Line	$137,426,245	0.91	0.70	1	2	1	1	94	97	97	-$14,051,925	-$8,302,102	-$10,116,771
Allocation	**$738,016,773**	**1.02**	**0.61**	**4**	**4**	**4**	**4**	**32**	**24**	**21**	**-$104,380,761**	**-$113,498,330**	**-$104,568,356**
Value Line Strategic Asset Mgmt	$352,823,356	0.84	0.50	4	4	5	3				-$79,382,759	-$57,858,009	-$55,084,959
Value Line Income & Growth	$322,184,314	1.05	0.67	4	4	4	4	29	24	12	$8,632,370	-$33,898,198	-$39,839,386
Value Line Asset Allocation	$63,009,103	1.16	0.65	4	4	4	4	35	24	30	-$33,630,372	-$21,742,124	-$9,644,012
Fixed Income	**$114,056,857**	**0.95**	**0.63**	**3**	**3**	**3**	**3**	**68**	**62**	**59**	**-$6,935,087**	**-$668,458**	**-$14,645,737**
Value Line US Government Securitie	$81,078,974	0.77	0.50	3	3	3	3	58	57	60	-$3,408,717	-$4,511,077	-$7,519,853
Value Line Aggressive Income	$32,977,883	1.13	0.75	3	2	3	3	78	67	57	-$3,526,371	$3,842,618	-$7,125,884
Tax Preferred	**$95,493,926**	**0.81**	**0.55**	**2**	**2**	**2**	**2**	**84**	**87**	**92**	**-$10,369,319**	**-$6,484,304**	**-$6,752,305**
Value Line Tax-Exempt	$79,083,819	0.74	0.50	2	2	2	2	72	79	85	-$8,805,356	-$5,123,482	-$5,257,765
Value Line NY Tax-Exempt	$16,410,107	0.87	0.60	1	1	1	1	96	95	100	-$1,563,963	-$1,360,822	-$1,494,539
Money Market	**$77,152,023**	**0.26**	**0.40**								**$4,753,771**	**-$51,384,053**	**-$21,830,821**
Value Line U.S. Government Money	$77,152,023	0.26	0.40								$4,753,771	-$51,384,053	-$21,830,821
Convertibles	**$25,281,934**	**1.45**	**0.75**	**2**	**2**	**2**	**2**	**87**	**83**	**85**	**-$626,725**	**-$1,525,595**	**-$270,783**
Value Line Convertible	$25,281,934	1.45	0.75	2	2	2	2	87	83	85	-$626,725	-$1,525,595	-$270,783
	$2,151,644,326										**-$235,838,077**	**-$435,352,682**	**-$542,807,745**

Performance of the funds has been very consistent by fund. While there are funds with strong performance, any changes EAM management makes to the other funds will take at least 2 to 3 years before they begin to impact Morningstar rankings.

PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

27

Value Line Funds

US Mutual Fund Industry (as of 6/27/2011): includes Money Market Funds						
	# of firms	# of funds	Average Funds per Firm	Total AUM ($MM)	AUM per share class ($MM)	Average Fee (in BPS
$100B+	22	10,246	466	$8,617,841	$841.09	66.7
$25-$100B	37	8,836	239	$2,149,663	$243.28	89.8
$5-$25B	80	4,740	59	$917,867	$193.64	97.2
$1-$5B	96	1,787	19	$227,554	$127.34	126.1
Value Line Funds	1	14	14	$2,152	$153.69	102.8
<$1B	438	1,869	4	$70,994	$37.98	163.5
Totals	673	27,478	41	$11,983,920	$436.13	

There are 96 other fund groups in the US within the same range of AUM. The average assets per fund at EAM is $160m, where the average for the group is $127m.

Industry compared to Value Line Funds					
Firm Size	AUM per Firm	Star Rating	2008 Flows	2009 Flows	2010 Flows
$100B+	$391,720,046,241	3.41	$12,636,990,060	$5,884,403,666	-$7,396,733,472
$25-$100B	$58,099,013,079	3.51	-$821,039,933	-$1,521,205,624	-$683,565,104
$5-$25B	$11,473,342,754	3.57	-$160,793,843	$26,804,899	$222,388,340
$1-$5B	$2,370,355,989	3.47	-$58,718,648	-$52,165,824	$30,752,253
Value Line Funds	$2,151,644,326	3.24	-$235,838,077	-$435,352,682	-$542,807,745
<$1B	$162,086,281	2.97	-$13,323,244	$3,880,130	$7,004,016

The Value Line Funds compare well in many areas. The funds have experienced heavy outflows over the last 3 years, as addressed in a prior slide.

PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.
28

EAM Business Assessment: Brand and Scale Brand and Scale: As stated earlier, mutual funds in the US are primarily sold through intermediary channels. Many intermediaries have moved to selling a mutual fund wrap product where the fund products are researched and selected by an in-house research group. ~80% of the time, Brokers, Planners and RIAs then select funds from the ‘approved’ list. This same ~80% of product is invested into funds with Morningstar ratings of 4 or 5 stars. There are a number of factors that can help a fund in being put on ‘select’ lists other than performance. Those factors are a consistent management approach (the fund can’t stray from its stated objectives), credibility of the offering and uniqueness of the offering. Value Line Funds Brand: The Value Line Funds are recognized within the marketplace by many people. Taking advantage of their association with Value Line research, the Value Line Funds marketing material and web site are very clear that the portfolio managers are able to use this research information. While people familiar with the SEC investigation may have a diminished view of the firm, most potential investors will not be familiar. The familiarity with the name Value Line will continue to help the funds with recognition and credibility. Value Line Funds Scale The US market has $11.93t in mutual fund assets. (June 27th, Morningstar) There are more than 2,500 asset management firms operating in the US; of those, 673 firms offer mutual funds. The VL Funds have average of ~$160m per fund. This is more than enough for the funds to remain profitable. 29 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

EAM Business Assessment: Distribution and Fees Distribution Performance EAM senior management correctly understands that they have to change their approach to distribution. Focusing on the supermarkets and other intermediary channels is where the funds will gain assets in the future. The actions taken to develop the intermediary channels are the right type of activity, but these actions are too new to have created results, let alone material results. The direct retail assets, based on the experience of American Century, Janus and T. Rowe Price, will remain very persistent and profitable, but few new assets or new accounts will be generated from this part of the base. Management Fees (the amount charged in basis points): Stock fund investors in 2010 paid an average of 95 basis points (0.95 percent) in fees and expenses, down 3 basis points from 2009 (ICI Fact Book). EAM management fees provide a very consistent revenue stream and are very competitively priced with similar offerings. Management fees are slightly lower than average when compared to firms similarly sized. As indicated on the next page, EAM compares to the top third of public investment managers on EBITDA profitability. 30 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

EAM Business Assessment: Profitability 31 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. EAM ranks above average for EBITDA profitability. The firm will likely remain highly profitable with EAM’s current management’s plans and guidelines. The only concern is if the fund group does not make adequate investments into growing its business. 53% 48% 46% 41% 38% 35% 35% 34% 33% 33% 33% 33% 31% 30% 25% 25% 23% 19% 18% 11% 40% 0% 10% 20% 30% 40% 50% 60% EBITDA Margin: 2010

Overview of Valuation Process PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Valuation Process Process Overview Our valuation process utilizes both a Market Approach and an Income Approach. As regards the Market Approach, we utilize both the Guideline Transactions and the Guideline Public Company Methods. The Guideline Transactions Method involves gathering relevant, publicly available information on transactions involving similar firms in the analyzed industry. Transactions are selected by looking at firms with attributes similar to the firm being evaluated. Based on these relevant transactions, we develop a transaction multiples ranges based on several financial factors and apply this to the company’s current financial data. In the Guideline Public Company Method, we analyze publicly traded firms in similar lines of business. A number of valuation variables/multiples are then analyzed. Key results included Market Cap/Revenues and Market Cap/EBITDA. Additionally, Barrington Partners also looks at a range of growth and profitability ratios. We then apply these multiples to the most recent financial results of the analyzed firm to develop a valuation range. In the current analysis, we created a valuation range of the current multiples to include a range based on a premium or discount to the market. In the Income Approach, we create a valuation estimate using a discounted cash flow (DCF) model. In this analysis, we develop a series of cash flows estimates based on financial assumptions. Theses projections are then discounted to their present value. Once completed, we perform sensitivity analysis and several tests for reasonableness to confirm our valuation. Using the data collected in these three steps, including qualitative factors that should be considered because they can impact the firm’s value, we then use industry experience, professional judgment and market factors to triangulate on the final valuation. 33 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. Barrington employs a disciplined, multi-step approach to firm valuations. Our approach is to triangulate on a value, largely using three inputs: public multiples for comparable companies, transaction values for comparable companies and discounted cash flow (DCF) models. These inputs create valuation ranges. Once our valuation range has been completed, we take into account other macro-economic and qualitative factors to create a final valuation.

Regulatory Guidance on Financial Reporting Requirements NOTE: With respect to this project, Barrington Partners consulted several industry guidebooks relating to FASB 157 and the FASB Accounting Standards Codification Section 820. General Approach FASB ASC 820-10-20 (from paragraph 5 of Statement 157) defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” An orderly transaction is one that has not been forced. A distressed sale is not an orderly transaction, and neither is a forced liquidation. In addition, FASB ASC 820-10-20 (from paragraph 7 of Statement 157) indicates that an orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities. FASB ASC 820 lists the following three types of valuation techniques as viable options for measuring fair value: (1) market approach; (2) income approach; and (3) cost approach. The approach that should be used in a particular situation depends on the facts and circumstances of that situation. Depending on those facts and circumstances, it may be possible and prudent to measure fair value using more than one valuation technique. In other words, the facts and circumstances may support use of multiple valuation techniques. In these situations, a fair value (or range of fair values) is measured using multiple appropriate valuation techniques. The resulting fair value measurements are then analyzed to determine which one is most representative of fair value. Many factors would be considered in this analysis, including the relative reliability of the inputs used in each valuation technique. In addition, if the fair value measurements resulting from the different valuation techniques used fall across a wide range, the entity should consider whether such a result is reasonable. When discussing fair value inputs, Levels 1 and 2 include only observable inputs and Level 3 captures only unobservable inputs. Level 1 is the highest or best level in the hierarchy. This is because, as noted in FASB ASC 820-10-35-40 (from paragraph 24 of Statement 157), Level 1 captures inputs based on “quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.” (It is our viewpoint that the market approach uses observable inputs and is thus favored over the income approach.) FASB ASC 820-10-35-16C (from ASU 2009-05) and 820-10-35-36 (from FSP FAS 157-4) make a further distinction with respect to observable inputs to indicate that the use of “relevant” observable inputs should be maximized in the fair value estimation process and that unobservable inputs should be used only to the extent “relevant” observable inputs are unavailable. 34 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. Our valuation methodology is guided by the FASB 157 statement pertaining to valuations. In most situations, this means we employ multiple valuation techniques with the greatest deference shown to the market approach (or observable inputs in Level 1 and Level 2 valuation techniques).

Valuation Methodology: Additional Considerations Another consideration is that not all companies within an industry have similar operations. For example, some hotel companies purchase their properties, whereas others lease them. Companies with different operating models will likely trade at different multiples of various financial metrics, so it is important to consider these factors when estimating appropriate multiples for the company to be valued. It may also be necessary to make pro forma adjustments to the financials for selected comparable companies or the company being valued, to take into account factors such as favorable or unfavorable contracts (for example, a below-market lease or a low rate on a technology licensing agreement), recent or pending acquisitions, or one-time events. 35 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. We believe that the mutual fund and asset management industry has a high level of standardization. The operations of a fund company are very standardized and supported on a few industry standard systems. Operational costs are compared by industry analytics firms such as Morningstar, and are readily available to market participants and the public. As to distribution, most companies that are public have some combination of retail, intermediary, supermarket and institutional distribution. The costs of distribution are very competitive, and are often charged to the fund company by distributors who are actually performing the distribution work. The one area where we will make adjustments is in the type of assets being managed. International equity assets may command management fees of 100 basis points, whereas domestic equity, fixed income, money market and index assets will have lower management fees in the order listed. Barrington will at times make an adjustment for this issue. However, in the case of EAM, there is an equity-leaning mix of assets in the Value Line Fund Family, which is also the case for the majority of the publicly listed companies. The same is true of the transaction company multiples. In reviewing our process, we conducted substantial research on valuation best practices. Below is a detailed description of valuation approaches and techniques identified by the AICPA Equity Securities Task Force and approved by the AICPA Financial Reporting Executive Committee. We address the issue of comparability within the asset management industry at this point. The remainder of the issues addressed can be found in the Appendix.

Market Approach Guideline Transactions Guideline Public Companies PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Valuation Process: Market Approach These are the four common metrics used to measure the value of an investment management company using the market approach. % of AUM, unique to the asset management business, is the least accurate metric of the four. AUM gives no clear indication of the level of management fees or profitability of a company. However, if the mix of assets and the management fees are both similar, % of AUM can provide a reasonable indication of value. Revenue Multiple is an improvement on % of AUM and, in the case of a consolidation buyer, can be the best indicator (since consolidators or financial buyers understand that the investment business is very scalable). However, since the Revenue Multiple gives no indication of the profitability of a company, it limits the insight into a company’s total financial position. EBITDA Multiple is generally the best indication, due to it comparability across differing business models, as well as its acceptance as a key industry metric. Net Income is less valuable due to the unknown impact of taxes and interest (cost of capital structure). Generally with asset management firms, depreciation and amortization are not significant factors. 37 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Valuation Process: Market Approach - Guideline Transactions Transaction Multiples: Transaction multiples are the most valuable comparable because they involve one entity acquiring the whole or a substantial part of another entity. Such a transaction requires the buyer to consider their ability to utilize capital to provide a reasonable return. This decision differs from that facing an owner of a publically traded stock, who is purely investing on an estimate that the stock value will increase over a holding period, where they can buy and sell within a highly liquid market. However, there are limits to the usefulness of transaction multiples: There is no requirement that parties to non-public transactions disclose terms or their financials or the terms of the deal payments. In many cases, even public companies can avoid disclosure when purchasing privately held interests. Consequently, there is not the same transparency as with publicly held companies. A reasonable number of firms will disclose some type of information for the basis of a multiple (% of AUM or a multiple of Revenue are more frequent, where a multiple of EBITDA is less common). Barrington, based on its work in the investment advisory industry, is commonly able to research and determine multiples on non-public transactions. Transactions take place under different circumstances. Companies may manage mostly equity or fixed income assets (fixed income carries lower management fees and as a result will carry lower margins and value), have different performance and growth of assets, or be sold under distress. Barrington will eliminate certain transactions based on these criteria. 38 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. We have analyzed two sets of transaction multiples for this valuation – 10 recent transactions since January 2009 and 14 transactions that were largely mutual funds (see Recent Transactions). We used the most recent transactions for our analysis, setting the floor at a 15% discount to average and the high range at a 10% premium to average, to create our valuation range.

Valuation Process:
Market Approach - Guideline Public Company Method

Market Multiples: Barrington will consider all pure play asset management firms that are public in the US. This group will then be edited down based on the types of characteristics that would make a better comparable to the company in question. These characteristics may include size, profitability, debt, types of assets, profitability and any types of impairment. There are benefits and issues with asset managers that are publicly traded:

- The majority of asset managers that are public tend to be large.
  - However, generally within the public markets, there is not a differential in multiples based on size.
- Public companies generally trade at a higher multiple than non-public company transactions.
  - While 'control' (control of a company is the ability to control the management decisions of the company) is considered to carry a premium, the premium in the marketplace is not for control. The premium is based on access to the capital markets and liquidity.
- The public markets can be highly reactive. Beyond the bubble-and-bust cycle in the market as a whole since 1998, the public markets can also experience dramatic changes in values at an industry or company level.
- Market multiples are very useful due to financial disclosure of all financial data. This allows for the consistent collection of multiples to AUM, Revenues, EBITDA and Net Income.

	Data based on 12.23.2010		Market Multiple Analysis and profitability analysis						
	Market Cap	AUM (mrq)	% AUM	Revenue	EBITDA	P/E	EBITDA Margin	Net Profit Margin	Revenue Yield
Average of All	$5,915	$367,320	2.39%	3.9x	12.7x	19.1x	32.18%	22.02%	64.04
Average of Smallest 6*	$238	$11,668	2.29%	3.6x	12.8x	19.9x	28.82%	20.51%	69.07

* The smallest 6 firms had market caps of under $500m

The above table indicates that the market does not differentiate in a measureable way by total size of a public investment management company.

PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.
39

Market Comparable Public Asset Management Firms

		Current Market Value Data											Market Multiple Analysis and profitability analysis						
	Ticker	12/23/10 Price	Total Shares	Market Cap	Debt	Cash	Excess Cash	Enterprise Value	Revenues	EBITDA	Net Income	AUM (mrq)	% AUM	x Revenue	x EBITDA	P/E	EBITDA Margin	Net Profit Margin	Revenue Yield
BlackRock, Inc.	BLK	$188.67	192.32	$36,285	$4,544	$3,367	$2,040	$38,789	$8,612	$3,303	$2,050	$3,560,000	1.09%	4.5x	11.7x	18.9x	38%	24%	24.19
Legg Mason, Inc.	LM	$36.81	148.62	$5,471	$1,165	$1,508	$935	$5,701	$2,784	$490	$246	$671,800	0.85%	2.0x	11.6x	23.2x	18%	9%	41.45
Franklin Resources, Inc.	BEN	$108.56	221.86	$24,085	$899	$4,124	$3,170	$21,814	$5,853	$2,037	$1,452	$670,700	3.25%	3.7x	10.7x	15.0x	35%	25%	87.27
Invesco Ltd.	IVZ	$23.68	460.52	$10,905	$7,181	$1,686	$979	$17,107	$3,488	$660	$637	$616,000	2.78%	4.9x	25.9x	26.9x	19%	18%	56.62
T. Rowe Price Group, Inc.	TROW	$64.40	259.80	$16,731	$0	$1,561	$1,243	$15,488	$2,371	$1,100	$672	$482,000	3.21%	6.5x	14.1x	23.0x	46%	28%	49.18
Federated Investors, Inc.	FII	$26.23	104.73	$2,747	$366	$199	$44	$3,069	$952	$332	$189	$358,200	0.86%	3.2x	9.3x	16.2x	35%	20%	26.58
Affiliated Managers Group, Inc.	AMG	$99.81	52.04	$5,194	$1,392	$313	$86	$6,500	$1,358	$448	$287	$320,000	2.03%	4.8x	14.5x	22.6x	33%	21%	42.45
Eaton Vance Corp.	EV	$30.86	118.63	$3,661	$500	$313	$126	$4,035	$1,122	$376	$201	$188,700	2.14%	3.6x	10.7x	20.1x	34%	18%	59.44
Janus Capital Group Inc.	JNS	$13.01	186.05	$2,420	$587	$669	$492	$2,515	$1,016	$308	$169	$169,500	1.48%	2.5x	8.2x	14.9x	30%	17%	59.92
Waddell & Reed Financial, Inc.	WDR	$35.78	86.46	$3,093	$190	$388	$193	$3,091	$1,045	$265	$157	$83,700	3.69%	3.0x	11.7x	19.7x	25%	15%	124.84
Artio Global Investors	ART	$15.08	77.54	$1,169	$56	$80	$40	$1,185	$335	$176	$104	$53,400	2.22%	3.5x	6.7x	11.4x	53%	31%	62.76
Calamos Asset Management, Inc	CLMS	$13.82	20.13	$1,324	$92	$439	$391	$1,026	$326	$134	$136	$35,400	2.90%	3.1x	7.6x	7.6x	41%	42%	92.10
Cohen & Steers, Inc.	CNS	$26.80	43.20	$1,158	$0	$197	$165	$992	$184	$57.3	$46.4	$34,500	2.88%	5.4x	17.3x	21.4x	31%	25%	53.26
Gamco Investors Inc.	GBL	$49.65	29.98	$1,488	$164	$170	$122	$1,530	$280	$91.7	$70.0	$32,500	4.71%	5.5x	16.7x	21.8x	33%	25%	86.27
Virtus Investment Partners	VRTS	$47.99	6.24	$299	$20	$54	$22	$297	$145	$16.2	$9.6	$29,500	1.01%	2.1x	18.3x	30.8x	11%	7%	49.00
Pzena Investment Management, Inc.	PZN	$7.38	64.57	$477	$0	$16	$6	$470	$77.5	$37.1	$36.5	$15,600	3.01%	6.1x	12.7x	12.9x	48%	47%	49.69
Westwood Hldgs. Group	WHG	$40.26	7.79	$313	$0	$45	$36	$278	$55.3	$18.2	$11.3	$12,500	2.22%	5.0x	15.3x	24.6x	33%	20%	44.25
Diamond Hill Investment Group, Inc.	DHIL	$73.70	2.90	$214	$0	$6	-$4	$218	$56.7	$18.8	$12.4	$8,623	2.52%	3.8x	11.6x	17.5x	33%	22%	65.75
U.S. Global Investors	GROW	$8.11	15.40	$125	$0	$29	$22	$103	$35.0	$8.8	$5.4	$2,850	3.60%	2.9x	11.6x	19.2x	25%	15%	122.91
Hennessy Advisors Inc	HNNA	$2.97	5.74	$17	$3	$8	$7	$13	$7.7	$1.8	$0.9	$932	1.40%	1.7x	7.5x	14.3x	23%	12%	82.83

Note: Calamos multiples adjusted to account for profits, EBITDA and Revenues of entire entity.

	% AUM	x Revenue	x EBITDA	P/E	EBITDA Margin	Net Profit Margin	Revenue Yield
Average	2.39%	3.9x	12.7x	19.1x	32%	22%	64.04
Min	0.85%	1.7x	6.7x	7.6x	11%	7%	24.19
Max	4.71%	6.5x	25.9x	30.8x	53%	47%	124.84
Smallest 6	2.29%	3.6x	12.8x	19.9x	29%	21%	69.07

We developed the multiples by applying the financial metrics against the Enterprise Value. Enterprise Value = Market Capitalization + Total Debt - Excess Cash.

Using this method versus total market capitalization provides two benefits. First, it normalizes the valuations to account for the various levels of debt and cash. Second, it allows us to develop comparative estimates that consider any excess cash that EAM may hold.

PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.
40

Recent Transactions: Previous Two Years 41 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. Given the fluctuations in the equity markets, Barrington is reluctant to use transactions from 2008 and the first half of 2009. This page looks at a range of asset management transactions that have taken place since Q2 2009, but these transactions are not exclusively mutual funds. The following page lists only mutual fund transactions, but utilizes a longer time frame. Recent Transactions (Mutual Fund and Investment Advisors) Buyer Seller Date AUM Overview Relevance % of AUM Revenue Multiple EBITDA Multiple Nuveen Investments FAF Advisors/US Bancorp Dec-10 $27,000,000,000 The approximately $27 billion of mutual fund and institutional assets managed by FAF Advisors, along with the investment professionals managing these assets and most other key personnel, have become part of Nuveen Asset Management. Majority of the acquired AUM was mutual fund assets; size premiums offset by lower management fees of AUM due to higher concentration of FI and MM assets. 2.41% Scotiabank DundeeWealth Nov-10 $42,000,000,000 The cash-and-shares deal — the largest asset management transaction of 2010 — makes Scotiabank the fifth-largest mutual fund manager in Canada and further depletes the domestic ranks of independent asset managers. Mutual Fund Acquisition; asset mix similar to EAM, but AUM much more sizable. 3.84% 8.10x Sceptre Investment Counsel Fiera Capita Jun-10 $7,000,000,000 The new investment firm will be named Fiera Sceptre and will have greater growth opportunities through cross-selling and economies of scale. The company will have a combined $30 billion in assets under management. “The deal is, in effect, a friendly takeover of Sceptre, which has been struggling,” says Rudy Luukko, investment funds editor with Morningstar Canada in Toronto. Most of AUM has revenue yield lower than EAM; Target was distressed which may have led favorable deal terms. 1.20% 2.37x Ameriprise Columbia May-10 $189,000,000,000 Ameriprise Financial, completed the acquisition of the long-term asset management business of Columbia Management from Bank of America for approximately $1 billion in cash. As of March 31 data, the acquisition adds $189 billion in assets and establishes the company as the eighth largest manager of long-term mutual fund assets in the U.S. Ameriprise Financial now has $652 billion in total owned, managed and administered assets. Mutual Fund acquisition. Asset mix of Columbia similar to EAM. Could be argued that this was a distressed sale, but any decrease would need to be offset by size considerations. 6.86x Affiliated Managers Group, Inc. Highbury Financial Dec-09 $7,600,000,000 Based in Chicago, Higbury offers sub-advised investment products to the mutual fund and managed accounts markets. Highbury is the principal advisor to the Aston Funds, a fund family of 24 sub- advised, no-load mutual funds with total net assets of approximately $7.6 billion as of March 31, 2010. Mutual Fund company with similar AUM mix to EAM; % of AUM lower than median due to lower revenue do to sub-advisory agreements. 1.58% 2.71x F&C Asset Management Thames River Capital Apr-10 £3,800,000,000 The deal comprises of an initial consideration of GBP33.6m and conditional consideration of up to a further GBP20m payable in cash, loan notes and/or F&C shares. Thames River Capital was founded in 1998. Its principal activity is the provision of specialist asset management products and services to wholesale and wealth management investors. Size is similar to EAM, so multiples reflect sale of smaller firm. Asset mix is very different than EAM. 1.39% 8.41x Invesco Van Kampen Oct-09 $118,000,000,000 Morgan Stanley agreed to sell Van Kampen and its other retail asset-management businesses to fund- management firm Invesco Ltd. for $1.5 billion. The deal, which had been expected, would add about $119 billion in assets to Invesco, bringing the Atlanta company's total assets under management to about $535 billion. Morgan Stanley will take a 9.4% stake in Invesco worth about $1 billion as part of the transaction and also receive $500 million in cash. Asset mix more heavily slanted to lower fee Institutional and FI products; added scale benefits and process may have pushed priced higher than other comparables. 1.27% 2.44x 9.87x Aberdeen Credit Suisse Jan-09 £35,000,000,000 Aberdeen agreed its £300m purchase from Credit Suisse of £35bn of long-only equity funds for 240m shares, giving Credit Suisse a 24 per cent stake. Rattray said that the annual revenues from the acquired business would be of the order of £118m, mainly generated in Europe and Australia. The deal, involving fixed-income and money market products as well as equities, will give Aberdeen greater access to Credit Suisse's lucrative Private Banking client base. While AUM was for only equity funds, much of the AUM was in institutional accounts and thus lower fee. Would likely be classified as a distressed. 0.86% 2.54x Recent Transactions 1.79% 2.52x 8.31x

Recent Transactions: Mutual Fund Transactions

Recent Transactions (Mutual Fund only)

Buyer	Seller	Date	AUM	Overview	% of AUM	Revenue Multiple	EBITDA Multiple
Nuveen Investments	FAF Advisors/US Bancorp	Dec-10	$27,000,000,000	See Previous page	2.41%		
Scotiabank	DundeeWealth	Nov-10	$42,000,000,000		3.84%		8.10x
Ameriprise	Columbia	May-10	$189,000,000,000				6.86x
Affiliated Managers Group, Inc.	Highbury Financial	Dec-09	$7,600,000,000		1.58%	2.71x	
Invesco	Van Kampen	Oct-09	$118,000,000,000		1.27%	2.44x	9.87x
Federated*	David Tice (Prudent Bear)	Dec-08	$1,700,000,000	Acquired the Prudent Bear Fund (AUM: $1.2 billion) and the Prudent Global Income Fund (AUM: $507million) from David W. Tice & Associates for $43 million, with contingent payments of up to $99.5 million over the next four year. The deal includes an agreement to retain key investment personnel.	2.53%		
Lighthouse Holdings	American Beacon	Apr-08	$57,000,000,000	AMR Corporation, the parent company of American Airlines sold its wholly owned asset-management subsidiary - American Beacon - to Lighthouse Holdings, Inc., which is owned by investment funds affiliated with Pharos Capital Group, LLC and TPG Capital, L.P., two leading private equity firms.	0.82%		
Marsico Capital	Bank Of America	Jun-07	$96,000,000,000	Management buy-back of firm from Bank of America. Transaction will provide Marsico Capital Management the ability to spread out equity ownership across company.	2.81%		
Munder Capital	Comerica MBO	Jan-07	$26,100,000,000	Comerica will retail control of World Asset Management, a division of Munder, which has $15.9B of passively managed assets.	1.16%		12.00x
American Century Investments	Kopp Funds	Sep-06	$225,000,000	American Century purchase two funds form small investment advisor; funds are merged into existing products; Purchase price information based on resource close to deal	1.50%		
Principal Financial Group	WM Advisors	Jul-06	$26,400,000,000	Prinicpal purchased the investment advisory business of Washnighton Mutual. AUM was largely mutual assets. Cash consideration of USD 740m, subject to closing adjustments. Deal closed in the fourth quarter of 2006.	2.80%		12.00x
Wells Fargo & Co.	Strong Financial Corp.	May-04	$34,000,000,000	The purchase includes $27 billion in mutual fund assets and $7 billion in institutional investment accounts. Wells Fargo acquired 70 mutual funds. Wells Fargo did not disclose the cost of the deal because it did not have a material effect on the company. Insiders have estimated the deal's worth at $400 million. Purchase price is per Grail Partners 2005 asset management M&A newsletter.	1.62%		
Federated Investors	Riggs Investment Advisors	Jul-03	$470,000,000	Terms of the deal not disclosed. Purchase price estimate is per Ignites story, as is the revenue estimate. As part of deal, Federated is purchasing the assets from 8 MF's from Riggs.	1.43%	2.49x	
Waddell & Reed Financial	Mackenzie Investment Management	Dec-02	$1,600,000,000	Waddell & Reed Financial (WDR) said it agreed to acquire from Mackenzie Investment Management Inc (MIMI). the U.S. investment management subsidiary of Mackenzie Financial Corp, adviser to the Ivy funds. Under terms of the agreement, Waddell & Reed will pay $30 million to purchase Florida-based MIMI, plus the amount of excess working capital, subject to certain adjustments relating primarily to assets under management and to excess working capital at closing. The transaction is expected to have a total value of about $74 million. As of July 31, 2002, MIMI had $2.1 billion in assets under management, including $756 million in the seventeen Ivy funds. Another $1.3 billion are represented by sub-advisory assets, principally in MFC's Universal Funds family, which are offered only in Canada	3.73%	2.17x	
				Mutual Fund Transactions	2.12%	2.45x	9.77x

PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.
42

Market Approach: Adjustments to Multiples Occasionally, adjustments are required to the Market Approach multiples to account for unique factors within a company. 43 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. Adjustment to Multiples: Summary Metric Adjustment Percentage Model Applied Firm Size/Scale Qualitative 20% Public AUM Multiple Calculated 45% Both Revenue Multiple Calculated 21% Both Control Estimated 10% Transaction Liquidity Estimated 15% Public Rationale Discount was applied to the public multiples due to the relative size of the firms when compared to EAM. While or data did not indicate a valuation bias to larger firms, we felt this adjustment was appropriate when taking into account qualitative factors like distribution and product mix. Adjustment was made to AUM multiple to account for EAM AUM being nearly 50% more profitable. (see calculation below). Revenue Multiple was adjusted to account for EAM higher fees when compared to comparables Estimate based on research. While historical data suggests average control premiums of 25+%, this data is skewed upward for several reasons; additionally, when you examine the median data - and consider 15% of transactions are sold at a discount - the research suggests a much lower control premium. (Note: The only place where our analysis utilizes a control premium/minority discount is to normalize for multiples in the Market Approach: Guideline Transactions.) Estimated using estimated liquidity rate discussed in Valuation Considerations: Lack of Marketability Discount Adjustment for AUM and Revenge Multiples EAM Industry Smallest6 Difference to Industry Difference to Industry Difference to Smallest 6 % Difference to Industry % Difference to Smallest 6 Comparison of EAM to Industry Fee EBITDA Profitabilty Profitability difference on $1000 of AUM

Revenue Earnings 77.18 64.04 69.07 13.14 8.11 21% 12% 39.72% 32.18% 28.82% 0.08% 0.11 23% 38% $7.72 $6.40 $6.91 $1.31 $0.81 $21% 12% $3.07 $2.03 $1.99 $1.00 $1.07 49% 54%

Market Approach: Valuation Summary

We applied the EAM financial data to the corresponding multiples after making appropriate adjustments for the factors that have been outlined. This process has provided estimated values of the company. We then considered four approaches: 1) average 2) Olympic average (remove high and low) 3) average of public companies and 4) average of transactions. All averages were very close, especially the average and Olympic average. We used the Olympic average.

Market Approach: Estimated Value

	Industry Multiples	Firm specific adjustments	Scale/Firm Size	Liquidity	Control	Adjusted Multiples	Rep Levels	Computed Values
Guideline Public Company								
AUM	2.39%	45.00%	-20%	-15%	N/A	2.36%	$2,163	$51.03
Revenue	3.9x	20.52%				3.2x	$16.47	$52.56
EBITDA (highest)	12.7x	N/A				8.6x	$6.54	$56.42
Net Income	19.1x					13.0x	$4.05	$52.69
Guideline Transactions								
AUM	1.79%	45.00%	N/A	N/A	-10%	2.34%	$2,163	$50.64
Revenue (lowest)	2.5x	20.52%				2.7x	$16.47	$44.96
EBITDA	8.3x	N/A				7.5x	$6.54	$48.92

Estimated Valuations		
Average		$51.03
Olympic scoring (remove high and low)		$51.17
Public Company Average		$53.18
Guideline Transaction Average		$48.17
Low	Mid	High
$44.96	$51.03	$56.42
Estimated Value		**$51.17**

Implied valuation multiples with adjustments

	Current	Liquidity	Size Adjustment
AUM	2.37%	2.72%	3.26%
Revenue	3.1x	3.6x	4.3x
EBITDA (highest)	7.8x	9.0x	10.8x
Net Income	12.6x	14.5x	17.4x

Our estimated value – using the Market Approach – is $51.17MM.

PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

44

Income Approach: Discounted Cash Flow Model PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Income Approach - Discounted Cash Flow Model: Discussion of Key Variables Assets and Revenue Projection AUM Projection: AUM models are influenced both by market movement and asset flows. In order to properly forecast AUM, both factors need to be taken into account. Because these estimates are highly subjective, we decided to inform our models by individually building a detailed asset estimate for each fund, by month, over the next 10 years. Using monthly Morningstar data for both estimated Net flow (Sales – Redemption) and market movement (Appreciation or Depreciation), we created a model by averaging the monthly % change in both categories. Once this was completed, we applied these growth rates to closing AUM as of December 23, 2010. Additionally, we capped any one single fund at 0.5% growth in any one month, which limited any single fund from growing any faster than 6.0% per year. We considered employing other methodologies to account for appreciation – such as historical market rate for each fund type - but determined our selected approach to be a more conservative one. Additionally, by using flow net flow data for all periods from 1992–2010, we smoothed out any anomalies that may have been caused by one-time events. Management Fee Revenue: Estimated Revenues were calculated by applying current Management Fee Revenue in each fund against the corresponding AUM in that month. Fee waivers and breakpoints in place as of December 23, 2010 were taken into account when performing this calculation. 12b-1 Revenue: 12b-1 Revenue was projected to be collected at the same rate as December 23, 2010. Expense Projections: Salary Costs: Salary costs are capped by the trust agreement and vary by annual revenue models. To be conservative, we assumed that EAM would spend up to its salary cap each year. While they are currently spending slightly less than allowed, we felt the conservative approach was most prudent when estimating total expenses. Marketing and Promotion: Supermarket Costs: historically, these costs have been largely based on AUM; moving forward, we grew these expenses in direct proportion to total AUM. Other Fixed Costs: We identified additional fixed costs such as marketing, Office and Administration, and overhead. With these fixed costs, we started at 2010 rates and grew 3% annually per year to account for periodic cost increases. Revenue distribution to Value Line: The revenue distribution to Value Line is dictated by the trust agreement, with differing distribution percentages based on Management Fee Revenue. This can be as low as 41% if annual revenue is less than $9MM, or capped at 55% if revenue is greater than $35MM. 46 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. The DCF model can be very sensitive - changing a few key variables can have a significant impact on the results. While there are generally accepted practices for developing a DCF model, there are variations in the execution that can change the results. Key variables in this analysis are asset projections, cost of capital and lack of marketability discounts.

Income Approach - DCF Model: Discussion of Key Variables (continued) Excess Profit and Distribution of Earnings Excess profits: Excess profits are distributed after all expense and revenue distributions have been made. Value Line receives 50% of excess profits with 45% of the excess profits currently assigned to Mitch Appel, the CEO of EAM. The remaining 5% is distributed equally among the Class B voting profit interest holders. Mr. Appel’s Class A voting profit interest vests over a 10-year time period, and can be reassigned by the trustees. For purposes of this model, we assumed Mr. Appel’s interest to be fully vested, and the excess cash to be distributed in the same fashion as today. Additionally, our model needed to consider factors such as the CEO’s Class A and trustees’ Class B profit interests capital accounts being negative. In these cases, excess profits are distributed 100% to Value Line until capital accounts are positive. Distribution of Excess earning/Capital Account: The trust states that certain portion of excess earnings be invested into capital accounts. For example, Mr. Appel can receive only 50% of his share of excess profits until certain parameters are met. Value Line and other voting profits holders have similar restrictions on the distribution of excess capital. In our model, we assumed that all entities distributed excess earning at the highest allowable rates. Capital Account: Excess earnings not distributed are assigned to capital accounts. The capital accounts are then used as the basis for allocating sales proceeds when the entity is sold as specified in the trust document. Additional Considerations: Discount Rate: In a discounted cash flow analysis, the discount rate used to normalize future earning into today’s dollar is critically important. A slight change can have a significant impact on the model. We evaluated several methods and arrived at a CAPM method of 14% We made adjustments to the discount rate of the Class A voting interest. We determined it was appropriate to apply an additional 3% discount rate to these interests after examining the re-investment requirements, vesting schedule and the possible reduction in profits interest in the future. Terminal Value: To reduce a reliance on the uncertainly around terminal values, we extended our income/expense projections for 10 years; at that period, we calculated a price of the entity based on current market transaction assumption and then discounted this back to today’s dollars. We tested the terminal value against the Gordon Growth model as a test for reasonableness and found the results to be less than 10%. Valuation of income tranche: the valuation of the income streams to the multiple participants was estimated by evaluating the PV of future cash flow. Because there are two separate valuations required – the annual distributions along with the proceeds from the sale of the business – we created an ownership percentage for each separate piece. Once complete, we performed a weighted average ownership percentage based on the size of each income stream and arrived at an ownership percentage. 47 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Valuation Process: Cost of Capital We used a Weighted Average Cost of Capital Approach to estimate the discount rate. To perform or estimation, we took employed a two-step process: Estimated the required rate of return using the mean Return on Equity (ROE) for the public comparable set. (15.11%) Estimated the cost of debt using the current 20-year treasury rate (4.26%) Determined the capital structure using the public comparable set (85% equity/15% debt). Using this approach, we determined the WACC to be 13.48%. We then rounded this to 13.5% for our analysis. Additionally, we tested this result by comparing this to the Capital Asset Pricing Model (CAPM) to calculate the cost of capital. We calculated the CAPM using the median Beta from the list of comparable public mutual fund groups with a market cap over $1b, under $1b and the total. The CAPM analysis – which is found in the Appendix - estimated a required of 12.5% for the total comparable set and 13.24% for the Small Market Cap comparison set. We found the CAPM test to be a good reasonableness check for our cost of capital Risk is ultimately one of the key factors to consider in developing a Cost of Capital estimate. While we specifically address liquidity risk by applying a liquidity discount, it is important to consider other factors that could increase risk and impact the cost of capital. As we evaluate the different profits interests, we find that there are priorities on certain income streams. For example, the nonvoting interests will always receive their revenue share with a priority because the nonvoting interests receive “catch-up” payments to account for lost earnings in years where there was no payment. Finally, the Class A voting interests are further encumbered by a vesting period, a requirement to re-invest profits, and a risk that a portion of the profits interest can be reassigned. Due to these factors, we feel additional premiums of approximately 30% for the Class A voting interests and 15% for the Class B interests are appropriate. The cost of capital for the interests are as follows: 17.5% for Class A Voting interests, 15.5% for the Class B Voting Interests and 13.5% for the Nonvoting Interests. A sensitivity analysis was performed against these cost-of-capital calculations to consider the impact of the adjustments. 48 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. Our discounted cash flow models uses a 13.5% cost of capital; a detailed discussion of the various other assumptions in our model begins in the section “Income Approach - DCF Model: Discussion of Key Variables”. Risk Free Rate (RFR) = 20 year Treasury 4.26% Average Comparable ROE 15.11% *assumes a 85% Equity, 15% debt Structure 13.48% Company ROE Hennessy Advisors Inc 3.76% Legg Mason, Inc. 4.37% Invesco Ltd. 6.14% AllianceBernstein Holding LP 7.49% BlackRock, Inc. 8.06% Affiliated Managers Group 9.53% Northern Trust 10.10% Calamos Asset Management 11.44% Virtus Investment Partners 13.36% Janus Capital Group Inc. 14.72% U.S. Global Investors 15.11% Gamco Investors Inc. 16.66% Cohen & Steers, Inc. 17.91% Franklin Resources, Inc. 18.73% Westwood Hldgs. Group 19.84% T. Rowe Price Group, Inc. 21.67% Epoch Holding Corp 22.10% Federated Investors, Inc. 33.86% Waddell & Reed Financial, Inc. 37.99% Pzena Investment Mgt 40.45% Eaton Vance Corp. 47.86% Results Average 18.15% Median 15.11% Cost of Capital - WACC Cost of Capital (or Required Rate of Return) = (Mean ROE *0.85) + 20 year treasury * 0.15). Estimate based on current debt levels in public comparables.

Income Approach: AUM Assumptions by Fund

Asset Growth: The impact of a growth percentage on a model is significant. While the equity markets have a long history of growth, the starting and ending points can have a strong influence. Barrington has elected to build a bottoms-up approach, by fund, using historical data.

There are two factors that will influence asset growth, **Market Appreciation** and **Market Flows.**

For **Market Appreciation**, we looked at historical returns since 1992 on similar assets. These returns indicated annual returns of 9.05% on the S&P, 3.4% on Treasury Bills and 6.9% on Treasury Bonds. We approximated these returns and made small adjustments for differences in Allocation and Tax Exempt Funds to calculate growth rates in the Market. We will use different appreciation rates in our sensitivity analysis.


EAM Average AUM (1993 - 2021)
6,000
5,000
4,000
3,000
2,000
1,000
-
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
2021

AUM Assumptions	Appreciation	Net Flow	Net Change
Equity			
Value Line Emerging Opportunities Fund	9.05%	2.00%	11.05%
Value Line Fund		-9.65%	-0.60%
Value Line Larger Companies		-8.50%	0.55%
Value Line Premier Growth Fund		-3.77%	5.28%
Value Line Centurion		-3.42%	5.63%
Allocation			
Value Line Asset Allocation Fund*	8.52%	2.00%	10.52%
Value Line Income & Growth Fund		-4.12%	4.40%
Value Line Strategic Asset Mgmt		-0.48%	8.04%
Fixed Income			
Value Line Aggressive Income Trust Fund	6.93%	-9.24%	-2.31%
Value Line Convertible Fund		-9.29%	-2.37%
Value Line U.S. Government Securities Fund		-12.86%	-5.94%
Value Line New York Tax-Exempt Trust	4.00%	-7.34%	-3.34%
Value Line Tax Exempt Fund		-10.06%	-6.06%
Money Market			
Value Line U.S. Government MMkt	3.40%	-14.90%	-11.50%

Estimating future **Market Flows** is difficult as we need to take into account several factors, such as projected product performance, marketing efforts and distribution platforms.

In the case of EAM Asset Management, the firm has mostly stemmed a period of significant outflows due to poor performance, a significant correction in the market and bad publicity due to regulatory issues. The current management of the funds has put into place the types of marketing and distribution practices that should have a positive impact, but the results of these efforts have not had time to produce results. Historically, performance has a considerable impact on cash flows. EAM does have relatively strong performance, as will be discussed in this document.

In order to make the most realistic projection, Barrington created a model based on monthly historical flows and growth rates by individual fund (fund flow data was provided by EAM and growth rates are from Morningstar). Monthly flow and growth data were averaged and applied on a monthly basis. In cases where flows were positive, we capped the increases at 2% per month.

PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.
49

Asset Growth Sensitivity Model 50 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. The AUM model, and corresponding revenue model, is highly sensitive to small changes in the growth rate of AUM. - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Projected 5.0% 7.5% 10.0% 12.5% Asset Projections based on different growth assumptions

Income Approach: DCF Model Output 51 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. The DCF model takes the current operating environment and projects future cash flows for the Profits Interests. Revenue is derived from AUM. Our "bottoms-up" AUM model forecasts monthly AUM by fund using both historical flows and forecasted appreciation; revenue is calculated monthly by fund by current fees. The expense estimates are largely variable and fluctuate with revenue. The largest expense – salary – is guided by the trust agreement, which caps salary at certain levels based on revenue. (In this model we assumed expenses would be maxed.) Additionally, 12b-1 fees are derived from AUM at the various levels. Finally, there are several fixed costs which were estimated at current levels and then grown at 3% per year. The cash flow distributed to the Profits Interests are also specified in the trust agreement. The primary distribution, the revenue distribution, has a sliding scale based on annual revenue. This is the first amount paid. After this has been paid, the excess profits are paid to the Capital Accounts. Within certain trust parameters, the Profits Interests can distribute the excess profits. These distributions change once certain cumulative capital account requirements are met. Tax and Discount rates are applied to develop a present value for cash flows. Income Approach: Output 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Average AUM $2,239 $2,342 $2,452 $2,574 $2,709 $2,858 $3,023 $3,205 $3,404 $3,623 $3,864 Revenue Mutual Fund Advisory Revenues $14.03 $14.74 $15.48 $16.31 $17.22 $18.22 $19.32 $20.53 $21.86 $23.31 $24.91 12b-1 Fees $3.78 $3.96 $4.14 $4.35 $4.58 $4.83 $5.11 $5.42 $5.75 $6.12 $6.53 Total Revenue $17.82 $18.70 $19.63 $20.66 $21.80 $23.05 $24.43 $25.95 $27.61 $29.43 $31.44 Expenses Salary $3.93 $4.13 $4.26 $4.40 $4.56 $4.74 $4.93 $5.13 $5.35 $5.48 $5.73 Marketing and Promotion-Supermarket Fees $4.53 $4.73 $4.96 $5.20 $5.47 $5.78 $6.11 $6.48 $6.88 $7.32 $7.81 Marketing and Promotion - other $0.12 $0.12 $0.13 $0.13 $0.13 $0.14 $0.14 $0.15 $0.15 $0.16 $0.16 Office and Administration $1.97 $2.03 $2.09 $2.15 $2.21 $2.28 $2.35 $2.42 $2.49 $2.57 $2.64 Overhead Allocation $0.25 $0.26 $0.27 $0.27 $0.28 $0.29 $0.30 $0.31 $0.32 $0.33 $0.34 $10.79 $11.27 $11.69 $12.16 $12.67 $13.22 $13.83 $14.48 $15.19 $15.85 $16.68 EBITDA/Gross Margin $7.03 $7.43 $7.94 $8.50 $9.13 $9.83 $10.60 $11.46 $12.42 $13.59 $14.76 Gross Margin % 39.44% 39.74% 40.43% 41.15% 41.89% 42.64% 43.41% 44.18% 44.97% 46.15% 46.95% Value Line Revenues Interest % 48.50% 48.50% 50.00% 50.25% 50.50% 50.75% 51.00% 51.25% 51.50% 52.00% 52.25% Value Line Revenues Interest $6.81 $7.15 $7.74 $8.20 $8.70 $9.25 $9.85 $10.52 $11.26 $12.12 $13.01 Excess Profits Value Line $0.11 $0.14 $0.10 $0.15 $0.22 $0.29 $0.38 $0.47 $0.58 $0.73 $0.87 CEO $0.10 $0.13 $0.09 $0.14 $0.20 $0.26 $0.34 $0.42 $0.52 $0.66 $0.79 Other $0.01 $0.01 $0.01 $0.02 $0.02 $0.03 $0.04 $0.05 $0.06 $0.07 $0.09 $0.22 $0.28 $0.19 $0.31 $0.43 $0.58 $0.75 $0.94 $1.16 $1.46 $1.75 Capital Accounts (Cummulative) Value Line $56.11 $56.13 $56.13 $56.15 $56.17 $56.20 $56.24 $56.29 $56.34 $56.42 $56.50 CEO $0.05 $0.11 $0.16 $0.23 $0.32 $0.45 $0.62 $0.84 $0.89 $0.95 $1.03 Other $0.00 $0.00 $0.00 $0.01 $0.01 $0.01 $0.01 $0.02 $0.02 $0.03 $0.04 $56.16 $56.24 $56.30 $56.38 $56.50 $56.67 $56.88 $57.14 $57.26 $57.40 $57.58 Pre-tax Cash Flow Value Line $6.92 $7.29 $7.84 $8.35 $8.91 $9.54 $10.23 $10.99 $11.84 $12.85 $13.89 CEO $0.05 $0.06 $0.04 $0.14 $0.20 $0.26 $0.34 $0.42 $0.52 $0.66 $0.79 Other $0.01 $0.01 $0.01 $0.02 $0.02 $0.03 $0.04 $0.05 $0.06 $0.07 $0.09 $6.98 $7.37 $7.89 $8.50 $9.13 $9.83 $10.60 $11.46 $12.42 $13.59 $14.76 After Tax Cash flow Value Line $4.29 $4.52 $4.86 $5.18 $5.53 $5.91 $6.34 $6.82 $7.34 $7.97 $8.61 CEO $0.01 $0.02 $0.01 $0.09 $0.12 $0.16 $0.21 $0.26 $0.32 $0.41 $0.49 Other $0.01 $0.01 $0.01 $0.01 $0.01 $0.02 $0.02 $0.03 $0.04 $0.05 $0.05 $4.31 $4.54 $4.88 $5.27 $5.66 $6.09 $6.57 $7.11 $7.70 $8.42 $9.15 PV of after tax cash flow Value Line $4.29 $3.98 $3.77 $3.54 $3.33 $3.14 $2.97 $2.81 $2.66 $2.55 $2.43 CEO $0.01 $0.01 $0.01 $0.05 $0.06 $0.07 $0.08 $0.08 $0.09 $0.10 $0.10 Other $0.01 $0.01 $0.00 $0.01 $0.01 $0.01 $0.01 $0.01 $0.01 $0.01 $0.01 $4.31 $4.00 $3.79 $3.60 $3.40 $3.22 $3.06 $2.90 $2.76 $2.66 $2.54 Terminal Value $95.55 PV or Terminal value $26.93

Income Approach: Terminal Value/Sales Price

Distribution of Terminal Value/Sales Price: Trust Provisions				
	Capital Account	Distribution 1 - Capital Account	Distribution 2: Next 56.1 MM	Distribution 3: Residual
Non Voting Profits Interest	$56.50	98.14%	80.00%	55.00%
Class A Voting Profits Interest	$1.03	1.79%	15.00%	40.00%
Class B Voting Profits Interest	$0.04	0.07%	5.00%	5.00%

Distribution of Terminal Value/Sales Price: Estimated Value by Interest						
	Allocation 1 - Capital Account	Allocation 2: Next 56.1 MM	Allocation 3: Residual	Totals	% of total	NPV
Non Voting Profits Interest	$56.50	$30.38	$0.00	$86.88	90.93%	$24.49
Class A Voting Profits Interest	$1.03	$5.70	$0.00	$6.73	7.04%	$1.34
Class B Voting Profits Interest	$0.04	$1.90	$0.00	$1.94	2.03%	$0.46
Totals	$57.58	$37.98	$0.00	$95.55	100%	$26.28

Terminal Value: Compared			
Market Comparables: Transaction*			
	EAM Estimated Values	Multiple	Computed Results
EBITDA/Gross Margin	$14.76	7.5x	$110.38
Average AUM	$3,863.88	2.34%	$90.44
Total Revenue	$31.44	2.7x	$85.83
Estimated Terminal Value			**$95.55**
Gordon Growth.			
Earnings - Year 10			$9.15
Growth Rate (average over 10 years)			4.74%
Discount Rate (WACC)			13.50%
Estimated Terminal Value			**$104.47**
* includes relevant adjustments			

The income approach assumes a terminal value of the firm at the end of the analysis period. For the purposes of this analysis, we assumed the terminal value would be the sale of the asset at the end of the analysis period.

The trust document has specific provisions that govern a sale and ultimately allocate the value; these allocations (indicated in the table to the left) use three levels of distribution of the sales price and the percentages of distribution changing at each level.

To calculate the value breakdown of the terminal value, we applied the trust provisions to properly allocate value. Finally, the value was discounted using the cost of capital for each of the Profits Interests to calculate the NPV.

Terminal Values: Compared

We performed a reasonableness test on the terminal value by comparing terminal value calculations used in the DCF to the Gordon Growth model. Our terminal value used the adjusted transaction multiples and applied them to the projected financials at the sales date. This was then compared to the Gordon Growth model. The resulting terminal values are within 10%.

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Assigning Value of EAM to Interested Parties PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Income Approach: Valuation Summary and Ownership Percentage

Ownership % based on Income Approach	PV of cash Flows	PV of terminal Value	Value prior to Liquidity Discount	Liquidity Discount	Estimated Value - DCF	% Ownership
Non Voting Profits Interest	$35.47	$24.49	$59.96	15%	$50.97	95.91%
Class A Voting Profits Interest	$0.67	$1.34	$2.00	15%	$1.70	3.20%
Class B Voting Profits Interest	$0.10	$0.46	$0.56	15%	$0.47	0.89%
Totals	**$36.23**	**$26.28**	**$62.52**	**-15%**	**$53.14**	**100.00%**

To determine the ownership percentage of the three interests, we estimated the future cash flows of the three interested parties by applying the profits rights and restrictions of the trust provisions. These cash flows are in the form of revenue sharing and excess profit distributions and any proceeds from the sale of the business. These future cash flows were discounted to calculate the present value of these earnings and determine the value of each interest.

Once the individual interests were valued, we summed the value of the three interests to estimate entity value, allowing us to calculate the % of ownership of each interested party. This resulting ownership percentage was then applied against the valuation calculation of EAM, in order to determine the value of each party's economic worth.

While we could use the Income Approach as the final valuation, we used the Market Approach to test for reasonableness. Both approaches played a role in the final valuation estimate.

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Determination of Final Valuation PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Valuation Estimate: Range Sensitivity 56 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. When considering the range of values, we looked at all of the calculated inputs for the Market Approach. This provided a range for valuation of between $45.2 – $56.4 MM. To compute the range for the DCF, we looked at two main levers: Appreciation and Cost of Capital. From there, we applied 10% and 20% adjustments on these variables. The 20% range created a wider range than the Market Approach. Additionally, we applied a +/- 10% to each factor and also found the range to be similar to the +/-20% DCF approach. We then averaged the high and the low along with the estimated model approach to develop a range and the ultimate valuation. This valuation was then compared to the Market Approach range as a test for reasonableness. Valuation Estimates Low Estimated High $44.96 $51.17 $56.42 $45.38 $53.14 $62.96 $45.17 $52.15 $59.69 Market Approach Income Approach Average Range Income Approach: Sensitivity Analysis -20.00% -10.00% 0.00% 10.00% 20.00% -20% $39.42 $42.45 $45.85 $49.67 $53.97 -10% $42.32 $45.66 $49.39 $53.39 $58.33 0% $45.38 $49.04 $53.14 $57.76 $62.96 10% $48.59 $52.59 $57.08 $62.14 $67.85 20% $52.52 $56.95 $61.92 $67.53 $73.86 Cost of Capital Appreciaiton Chagne

Valuation Estimate: Range Analysis 57 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. Each mid-point has been influenced by the factors described in this report. The average column reflects the average of High, Mid-Point and Low levels of valuation. As described, the Market Approach has a much tighter range than the Income Approach. Since the Income Approach was used to value the breakdown between the interested parties, we feel that it is appropriate to have the Income Approach equally weighted with the Market Approach. Our final entity valuation of $52.15MM fits well within the range of both the Market and Income Approach. 44.96 45.38 45.17 $51.17 $53.14 $52.15 $56.42 $62.96 $59.69 40.00 45.00 50.00 55.00 60.00 65.00 Market Approach Income Approach Average Range Market Approach guideline Public Company AUM Revenue EBITDA (highest) Net Income Guideline Transactions AUM Revenue (lowest) EBITDA $51.03 52.56 $56.42 $52.69 $50.64 $44.96 $48.92 Estimated Values Average Guideline Public Company Guideline Transaction Average Median Olympic (remove high and low) $51.03 $53.18 $48.17 $51.03 $51.17

Valuation Estimate: Reasonableness Test

Market Cap Comparison		
Total	Value Line Publishing	Estimated Non-Voting Profits interest
Market Cap on 12/23		
$155.05	$102.90	$50.02
66.36%	66.36%	33.64%
EBITDA		
$14.50	$7.96	$6.54
54.89%	54.89%	45.11%
10.7x	12.9x	8.0x
Control Adjustment		
Liquidity Adjustment		20%
Adjusted EBITDA Multiples		
10.7x	12.9x	9.6x

Note: many of the calculation are implied values based on estimated value of the non-voting profits interest.

Value Line is a public company. As such, their interest in the mutual fund business will reasonably be reflected in the stock value of the firm.

We tested the reasonableness of this assumption. The results to the left show that the multiple for Value Line is much higher than that for the interest in EAM.

Liquidity and control are obviously factors, but the difference also includes the Value Line brand name.

While there is a difference in the adjusted multiples, we do not feel it necessary to make an adjustment to the valuation of the EAM business value.

Multiples - Compared						
	EAM Metrics	Guideline Public Company		Guideline Transactions		Implied Multiples
		Original	Adjusted	Original	Adjusted	
AUM	$2,163	2.39%	2.36%	1.79%	2.34%	2.41%
Revenue	$16.47	3.9x	3.2x	2.5x	2.7x	3.2x
EBITDA (highest)	$6.54	12.7x	8.6x	8.3x	7.5x	8.0x

We see little difference when comparing the implied multiples with the multiples used in the analysis.

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Valuation Estimate (without consideration for cash) Our valuation of EAM is that the management company has a value of $52.15MM. Ownership percentages calculated in the Income Approach are then applied, resulting in the following values to the Profits Interests. Value Line’s Nonvoting Profits Interest is estimated at $50.02MM or 95.91% of EAM. The Class A Voting Profits Interest is values at $1.67MM or 3.20%. The Class B Voting Profits Interests are cumulatively valued at $0.46M or 0.89%. 59 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. Valuation Estimate (in $MM) Ownership estimate Market Approach Income Approach Estimated Valuation Non Voting Profits Interest 95.91% $49.07 $50.97 $50.02 Class A Voting Profits Interest 3.20% $1.64 $1.70 $1.67 Class B Voting Profits Interest 0.89% $0.46 $0.47 $0.46 Total Value 100.00% $51.17 $53.14 $52.15

Valuation: Consideration for Cash

Cash Considerations	
Excess Cash Estimate (in $MM)	
Cash At Closing	$7.00
Entity Value	$53.14
% of cash to Value	13.17%
Working Capital Assumptions (Monthly Expenses: exludes 12b-1 fees)	
Salary Expenses (Includes new positions)	$0.22
Office and Overhead	$0.16
Rent	$0.02
Monthly Estimate	$0.40
Number of Months	3
Working Capital Requirements	$1.20
Excess Cash	$5.80

As part of the valuation, we considered the $7MM cash infusion by Value Line, Inc.

When companies are sold, cash amounts within the business over working capital is retained as excess cash by the seller. Working capital is generally defined in the investment advisory industry as 3 months of expenses.

This is the same method as we used in the Enterprise Value Calculation in the Market Approach: Guideline Public Companies (3 months of annual expense).

This excess cash is allocated to the three interested parties assuming a liquidation at the end of the analysis period. Provisions in the trust document specify that the distribution would be in proportion to the capital accounts at the time of the distribution.

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Valuation Estimate (with consideration for cash) 61 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. In conclusion, the final value of the management company, inclusive of excess cash, is $57.95MM. Each interested party has a value as follows: 1.Nonvoting Profits Interest (Value Line Inc.): $55.71MM 2.Class A Voting Profits Interest: $1.77MM 3.Class B Voting Profits Interests: $0.47MM Valuation Estimate: With Excess Cash (in $MM) Estimated Value Capital Account Allocation Allocation of Cash Estimated Valuation Non Voting Profits Interest $50.02 98.14% $5.69 $55.71 Class A Voting Profits Interest $1.67 1.79% $0.10 $1.77 Class B Voting Profits Interest $0.46 0.07% $0.00 $0.47 Total Value $52.15 100.00% $5.80 $57.95

PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. Appendix: Supporting Documentation

Public Comparables: Firm Details (1 of 3)

Public Comparables

	Ticker	Cap	AUM (mrq)	Description
BlackRock, Inc.	BLK	$36,284.95	$3,560,000	BlackRock, Inc. (BlackRock) is an independent investment management firm. Blackrock serves its clients as a fiduciary, and derives all of its revenues from client business. It focuses on investment management and risk management. It invests in capital markets globally. Its clients include taxable, tax-exempt and official institutions, retail investors and high net worth individuals. Its platform brings together active (alpha) investments with index (beta) products and risk management to develop tailored solutions for clients. Its product range includes single- and multi-asset class portfolios investing in equities, fixed income and/or money market instruments.
Legg Mason, Inc.	LM	$5,470.82	$671,800	Legg Mason, Inc. (Legg Mason) is a holding company. Legg Mason is a global asset management company. Acting through its subsidiaries, the Company provides investment management and related services to institutional and individual clients, company-sponsored mutual funds and other pooled investment vehicles. It offers these products and services directly and through various financial intermediaries. Legg Mason operates its business as two divisions: Americas and International. Its investment advisory services include discretionary and non-discretionary management of separate investment accounts in numerous investment styles for institutional and individual investors. Its investment products include mutual funds ranging from money market and other liquidity products to fixed income and equity funds managed in a variety of investment styles, other domestic and offshore funds offered to both retail and institutional investors and funds-of-hedge funds.
Franklin Resources, Inc.	BEN	$24,085.05	$670,700	Franklin Resources, Inc. (Franklin) is a holding company. Franklin together with its various subsidiaries, is referred to as Franklin Templeton Investments, is a global investment management organization offering investment choices under the Franklin, Templeton, Mutual Series, Bissett, Fiduciary and Darby brand names. It operates in two segments: investment management and related services, and banking/finance. Its investment management and related services provides services to investment funds in jurisdictions globally, which include the United States- and non-the United States-registered open-end and closed-end funds, unregistered funds, and institutional, high net-worth and separately-managed accounts (collectively, its sponsored investment products). Its banking/finance segment provides clients with select retail banking, private banking and consumer lending services through its bank subsidiaries.
Invesco Ltd.	IVZ	$10,905.13	$616,000	Invesco Ltd. (Invesco) is an independent global investment management company. Invesco provides a range of investment strategies and vehicles to its retail, institutional and high-net-worth clients globally. It has operations in the institutional and retail segments of the investment management industry in North America, Europe and Asia-Pacific, serving clients in 150 countries. As of December 31, 2010, its distribution network has gathered assets of 61% retail, 36% institutional, and 3% Private Wealth Management clients. 32.6% of client assets under management are outside the United States, and it serves clients in more than 150 countries. On June 1, 2010, Invesco acquired Morgan Stanley's retail asset management business, including Van Kampen Investments.
T. Rowe Price Group, Inc.	TROW	$16,731.32	$482,000	T. Rowe Price Group, Inc. is a financial services holding company. It provides investment advisory services to individual and institutional investors in the sponsored T. Rowe Price mutual funds and other investment portfolios. It operates its investment advisory business through its subsidiary companies, primarily T. Rowe Price Associates, Inc. and T. Rowe Price International Ltd. It manages a range of United States and international stock, blended asset, bond, and money market mutual funds and other investment portfolios of individual and institutional investors.
AllianceBernstein Holding LP	AB	$2,428.63	$478,000	AllianceBernstein Holding L.P. (AllianceBernstein) is an investment firm that provides research, diversified investment management and related services to a range of clients. It also provides distribution, shareholder servicing and administrative services. It offers a range of investment products and services to its clients, which include Institutional Services, Retail Services, Private Client Services and Bernstein Research Services. Its clients include institutional clients, including unaffiliated corporate and public employee pension funds, endowment funds, domestic and foreign institutions and Governments, and various affiliates; retail clients, including United States and offshore mutual funds, variable annuities, insurance products and sub-advisory relationships; private clients, including high-net-worth individuals, trusts and estates, charitable foundations, partnerships, private and family corporations, and other entities, and institutional investors.
Federated Investors, Inc.	FII	$2,746.99	$358,200	Federated Investors, Inc. together with its consolidated subsidiaries (Federated) is a provider of investment management products and related financial services. It sponsors, markets and provides investment-related services to various investment products, including mutual funds and Separate Accounts (which include separately managed accounts, institutional accounts, sub-advised funds and other managed products). As of December 31, 2010, Federated provided investment advisory services to 136 Federated-sponsored funds (the Federated Funds). Federated markets the Federated funds to banks, broker/dealers and other financial intermediaries.

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63

Public Comparables: Firm Details (2 of 3)

Public Comparables				
	Ticker	Cap	AUM (mrq)	Description
Affiliated Managers Group, Inc.	AMG	$5,193.87	$320,000	Affiliated Managers Group, Inc. (AMG) is a global asset management company with equity investments in a group of boutique investment management firms. As of December 31, 2010, AMG managed approximately $320 billion in assets through its affiliates in more than 350 investment products across a range of asset classes and investment styles in three principal distribution channels: Mutual Fund, Institutional and High Net Worth.
Eaton Vance Corp.	EV	$3,661.01	$188,700	Eaton Vance Corp. is engaged in managing investment funds and providing investment management and counseling services to high-net-worth individuals and institutions. It focuses to develop and sustain management expertise across a range of investment disciplines and to offer investment products and services through multiple distribution channels. Its product line offers fund shareholders, retail managed account investors, institutional investors and high-net-worth clients a range of products and services designed and managed to generate attractive risk-adjusted returns over the long term. It conducts its investment management business through its wholly owned affiliates: Eaton Vance Management, Boston Management and Research, Eaton Vance Investment Counsel, Eaton Vance (Ireland) Limited and Eaton Vance Trust Company.
Janus Capital Group Inc.	JNS	$2,420.47	$169,500	Janus Capital Group Inc. (JCG) provide investment management, administration, distribution and related services to individual and institutional investors through mutual funds, other pooled investment vehicles, separate accounts and subadvised relationships (collectively referred to as investment products) in both domestic and international markets. JCG provides investment advisory services through its primary subsidiaries, Janus Capital Management LLC (Janus), INTECH Investment Management LLC (INTECH) and Perkins Investment Management LLC (Perkins). Their investment products are distributed through three channels: retail intermediary, institutional and international.
Waddell & Reed Financial, Inc.	WDR	$3,093.43	$83,700	Waddell & Reed Financial, Inc. (WDR) conducts business through its subsidiaries. WDR is engaged in providing investment management, investment product underwriting and distribution, and shareholder services administration to mutual funds and institutional and separately managed accounts. WDR operates its business through three distribution channels. Its retail products are distributed through its sales force of registered financial advisors or through third-parties, such as other broker/dealers, registered investment advisors and various retirement platforms. It also markets its investment advisory services to institutional investors, either directly or through consultants.
Artio Global Investors	ART	$1,169.31	$53,400	Artio Global Investors Inc. (Investors) is an asset management company. The Company's primary business objective is to generate investment returns for its clients. It offers a range of other investment strategies, including High Grade Fixed Income, High Yield, Global Equity and United States Equity strategies. Investors offers various investment vehicles, including funds, institutional commingled funds, separate accounts and sub-advisory mandates where it advises other client funds. As of December 31, 2009, 83% of its assets under management were concentrated in the International Equity I and International Equity II strategies, and 92% of its investment management fees were attributable to fees earned from those strategies. Its subsidiaries include Artio Global Holdings LLC, Artio Global Management LLC and Artio Capital Management LLC.
Calamos Asset Management, Inc	CLMS	$1,324.42	$35,400	Calamos Asset Management, Inc. (CAM) provides investment advisory services to individuals and institutional investors through open-end funds (the Funds), closed-end funds (the Closed-End Funds), separate accounts, offshore funds and partnerships. CAM operates and controls all of the business and affairs of Calamos Holdings LLC (Holdings). The Company's clients include institutional and individual clients with long-term investment horizons. The Company makes its range of investment strategies and services available to its clients, directly and through intermediaries, by offering a range of investment products designed to suit their investment needs. The Company markets its investment strategies to its clients through a range of products designed to suit their individual investment needs.
Cohen & Steers, Inc.	CNS	$1,157.63	$34,500	Cohen & Steers, Inc. (CNS), together with its wholly owned subsidiaries, manages income-oriented equity portfolios specializing in United States and international real estate securities, large cap value stocks, listed infrastructure and utilities, and preferred securities. CNS also manages alternative investment strategies, such as hedged real estate securities portfolios and private real estate multimanager strategies for qualified investors. It serves individual and institutional investors through a range of investment vehicles. The Company manages three types of accounts: open-end mutual funds, closed-end mutual funds and institutional separate accounts. The 14 open-end mutual funds, for which it is the investment advisor offer and issue shares continuously as funds are invested and redeem shares when funds are withdrawn.
Gamco Investors Inc.	GBL	$1,488.27	$32,500	GAMCO Investors, Inc., (GBL) is a provider of investment advisory services to mutual funds, institutional and private wealth management investors, and investment partnerships, principally in the United States. Through Gabelli & Company, Inc. (Gabelli & Company), it provides institutional research services to institutional clients and investment partnerships. It generally manages assets on a discretionary basis and invests in a variety of United States and international securities through various investment styles. Its revenues are based primarily on the firm's levels of assets under management (AUM) and to a lesser extent, incentive fees associated with its various investment products. It also offers a series of investment partnership (performance fee-based) vehicles that provide a series of long-short investment opportunities, both market and sector specific opportunities, including offerings of non-market correlated investments in merger arbitrage, as well as a fixed income strategy.

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64

Public Comparables: Firm Details (3 of 3)

Public Comparables				
	Ticker	Cap	AUM (mrq)	Description
Virtus Investment Partners	VRTS	$299.46	$29,500	Virtus Investment Partners, Inc. (Virtus) is a provider of investment management products and services to individuals and institutions. It operates a multi-manager investment management business, comprised of affiliated managers, each having its own distinct investment style, autonomous investment process and brand. Virtus provide the products in a number of forms and through multiple distribution channels. The retail products include open-end mutual funds, closed-end funds and separately managed accounts. The fund family of open-end funds is distributed primarily through intermediaries. Retail separately managed accounts are comprised of intermediary programs, sponsored and distributed by unaffiliated brokerage firms, and private client accounts, which are offerings to the high net-worth clients of the affiliated managers. The Company also manages institutional accounts for corporations, multi-employer retirement funds and foundations, endowments and special purpose funds.
Pzena Investment Management, Inc.	PZN	$476.54	$15,600	Pzena Investment Management, Inc., incorporated on May 8, 2007, operates its business through Pzena Investment Management, LLC. Pzena Investment Management, LLC is an investment management company. As of December 31, 2010, it managed assets in 13 investment strategies across a range of market capitalizations in both United States and non-United States capital markets. Pzena constructs concentrated portfolios selected through a fundamental research process similar to the approach of a private equity investor.
Westwood Hldgs. Group	WHG	$313.48	$12,500	Westwood Holdings Group, Inc. (Westwood), incorporated on December 12, 2001, manages investment assets and provides services for its clients through its two subsidiaries, Westwood Management Corp. (Westwood Management) and Westwood Trust. Westwood Management provides investment advisory services to corporate retirement plans, public retirement plans, endowments and foundations, a family of mutual funds(the WHG Funds) and other mutual funds and clients of Westwood Trust. Westwood Trust provides trust and custodial services and participation in common trust funds that it sponsors to institutions and high net worth individuals. Westwood's revenues are generally derived from fees based on a percentage of assets under management.
Diamond Hill Investment Group, Inc.	DHIL	$213.86	$8,623	Diamond Hill Investment Group, Inc. derives its consolidated revenue and net income from investment advisory and fund administration services provided by its subsidiaries Diamond Hill Capital Management, Inc. (DHCM), Beacon Hill Fund Services, Inc. (BHFS), and BHIL Distributors, Inc. (BHIL). BHFS and BHIL operate as Beacon Hill. DHCM is an investment adviser providing investment advisory services to individuals and institutional investors through Diamond Hill Funds, separate accounts, and private investment funds. Beacon Hill provides fund administration services and underwriting services to mutual fund companies, including Diamond Hill Funds. DHCM sponsors, markets, and provides investment advisory and related services to clients, including mutual funds, separate accounts, and private investment funds. Its primary source of revenue is investment advisory fee income earned pursuant to investment advisory contracts with its clients.
U.S. Global Investors	GROW	$124.88	$2,850	U.S. Global Investors, Inc. (U.S. Global), along with its subsidiaries, is engaged in the business of providing investment advisory and other services to U.S. Global Investors Funds (USGIF), a statutory trust, as well as offshore clients. USGIF is an investment company offering shares of 13 mutual funds on a no-load basis. As part of the mutual fund management business, the Company provides investment advisory services, transfer agency and record keeping services, distribution services, and administrative services, through its wholly owned broker-dealer, to mutual funds advised by the Company. In addition to providing management and advisory services, US Global is engaged in trading for its own account.
Hennessy Advisors Inc	HNNA	$17.05	$932	Hennessy Advisors, Inc. is an investment management firm. The Company is engaged in managing, servicing and marketing its 10 open-end mutual funds. All of its mutual funds are no-load. It has two series of mutual funds. Its Cornerstone Series of mutual funds use quantitative stock selection strategies to manage their portfolios. It includes: the Hennessy Cornerstone Growth Fund, the Hennessy Cornerstone Growth Fund, Series II, the Hennessy Focus 30 Fund, the Hennessy Cornerstone Large Growth Fund, the Hennessy Cornerstone Value Fund, the Hennessy Total Return Fund and the Hennessy Balanced Fund (Hennessy Cornerstone Series of Funds). Its Select Series of mutual funds are managed and employs a seasoned sub-advisor. It includes the Hennessy Select Large Value Fund, the Hennessy Select SPARX Japan Fund and the Hennessy Select SPARX Japan Smaller Companies Fund (the Hennessy Select Series of Funds).

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 Corporate Structure Transition of Ownership of EAM and ESI after SEC action: VLI contributed ESI to EAM and $7 million cash and short- term investments to EAM and ESI. EAM converted from LLC to statutory trust, and elected partnership tax status. VLI converted its ownership interest into nonvoting revenue and profits interests (see next page for details). EAM admitted 5 individuals as shareholders, each having 20% of the voting power of the voting profits interests. 6 trustees are named in the trust document; they act as a board of directors and delegate day-to-day management to the senior executive of the business; currently Mitch Appel serves as CEO. 66 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. Current Structure Previous Structure

Trust Agreement: Revenue and Profit Distribution

Class	Initial Owner	Voting Power	Distribution Rights
Nonvoting Profits Interest	VLI	0%	
Nonvoting Revenues			50% of non-distribution revenue at $15 million, decreasing at 1.5% per $1 million decrease in revenues to minimum of 41.0% at revenues of $9 million or less and increasing at 0.25% per $1 million increase in revenues to maximum of 55% at revenues of $35 million or more.
Nonvoting Profit			50% of residual profit, subject to up to 10% holdback. Temporarily increases to 75% to recoup class share of foregone profit if Trustees increase compensation levels. On sale of the business or a portion in excess of 20% of capital accounts, • First $56.1 million (or if capital accounts exceed $56.1 million) -- in accordance with capital accounts • Next $56.1 million -- 80% to Nonvoting Profits Interest, 15% to Class A Voting Profits Interest and 5% to Class B Voting Profits Interests • Excess -- 55% to Nonvoting Profit Interest, 40% to Class A Voting Profits Interest and 5% to Class B Voting Profits Interest
Class A Voting Profits Interest	Mitch Appel	20%	45% of residual profit, subject to 50% holdback on first $700,000 of residual profit and up to 10% on excess. *Temporarily decreases to 22.5% if Nonvoting Profit Interest class increases to 75%.* On sale of business, as described above under Nonvoting Profits Interest.
Class B Voting Profits Interest	Other 4 trustees	80%	5.0% each of residual profits, subject to up to 10% holdback. *Temporarily decreases to 2.5% if Nonvoting Profit Interest class increases to 75%.* On sale of business, as described above under Nonvoting Profits Interest.

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Trust Agreement: Additional Details The trustees and EAM and ESI are prohibited under protective covenants in the Trust Agreement from taking several actions without the consent of the holders of a majority of the nonvoting profits interests. These actions are as follows: Mergers and acquisitions other than those in which the aggregate consideration does not exceed 20% of the aggregate capital accounts of the shareholders. Sales of assets over any 36-month period having a value in excess of 20% of the aggregate capital accounts at the outset. Borrowing money in excess of 1% of revenues or at all on a secured basis. Issuances or approval of transfer of securities that would constitute an "assignment" under the Investment Company Act. Voluntary bankruptcy. Related party transactions. Paying compensation in excess of 22.5% of gross revenues (excluding 12b-1 fees) increasing to as much as 30.0% at the rate of 0.5% increase per $1 million by which nondistribution revenues fall below $25million; or paying compensation to the senior manager of EAM in excess of $400,00/year or, if nondistribution revenues exceed $20 million, 2% of nondistribution revenues. A majority of non-management trustees can increase these percentages (other than for the senior manager) by up to 5% so long as cost savings are at least equal to 50% of the increase. Entry into any new line of business or discontinuation of current line of business. Charter changes adverse to holders of revenues interest or nonvoting profits interest. Changes in number of trustees. Material changes in accounting or tax policy. Encumbrances of the company's tangible or intangible assets. 68 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Valuation Considerations: Levels of Value Defined Controlling interests are the value an investor would pay to exert control over a firm. Examples of control include hiring and firing the company’s management and determining their compensation; determining the company’s strategy and line of business, and acquiring, selling or liquidating the business. This level of value generally contains a control premium over the intermediate level of value. Marketable Minority interests represent the perceived value of equity interests that are freely traded without any restrictions. These interests are generally traded on the New York Stock Exchange, AMEX, NASDAQ, and other exchanges where there is a ready market for equity securities. Non-Marketable Minority interests represent the level at which non-controlling equity interests in private companies are generally valued or traded. This level of value is discounted because no ready market exists in which to purchase or sell such interests. Private companies are less “liquid” than publicly-traded companies, and transactions in private companies take longer and are more uncertain. 69 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Valuation Considerations: Control Premium Overview Control Premium – Defined Control usually confers value. Stockholders holding a controlling interest in a company can determine the nature of the business; select management; enter into contracts; buy, sell, and pledge assets; borrow money; issue and repurchase stock; register stock for public offering; and liquidate, sell, or merge the company. The controlling party can also set management compensation and perquisites, declare (or not declare) dividends, make capital distributions, and control contracts and payments to third parties. In privately held companies the ability to set compensation is critical, for owner/managers frequently distribute proceeds as compensation rather than dividends in order to avoid double taxation. Minority stockholders often have minimal influence on these important activities. Control Premiums – Recent Since 1998, approximately 85% of all public company takeovers closed at values that exceeded the market capitalization (stock price times shares outstanding) of the company in the period preceding the takeover. The premium paid each year in these transactions averaged between 29.0% and 53.9% from 1998 through 2010. (Mergerstat® / Shannon Pratt’s Control Premium Study) 70 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. The mere fact of control does not lead to any specific premium. Whether anyone will pay a premium for a controlling interest (a control premium) depends largely upon whether the potential buyer believes he or she can enhance the value of the company. The full range of premiums has been anywhere from double or more the market price to zero, and some controlling interests were acquired at discounts from the publicly traded market prices. Circumstances that bias control premium Other circumstantial factors can have a material impact over the price paid for a company. Investors involved in a bidding war or who perceive strategic synergies in the proposed transaction will often pay substantially higher prices than the market capitalization of the target company. These types of influences are difficult to isolate in the dataset for purposes of developing a control premium. Investors will pursue corporate targets that they believe are undervalued by the stock market. This phenomenon, some would argue, creates an inherent bias in the Mergerstat dataset because the companies that are properly valued by the stock market, or those that are overvalued, are not acquired. From 1998 to 2006, approximately 15% of corporate acquisitions actually had negative control premiums, which means the target was purchased at less than its prior market capitalization (as was certainly the case with deals done in the financial crisis). The mean (average) control premiums are invariably higher than the median control premiums because the mean values are increased by outliers (usually resulting from acquisitions involving a bidding war or significant synergic value).

Valuation Considerations: Possible Redirection of Cash Flow from the CEO The Trust document permits the Trustees, at their discretion, to dilute the CEO’s 45% Class A profits interest. The Trustees can then redirect the Class A voting profits elsewhere, but are not allowed to redirect the income to themselves. Given that Barrington’s mandate was to calculate the interest of Value Line Inc., our goal is to understand the value of the economic interests of other parties included in the Trust, so any other economic interests can be subtracted from the value of EAM, resulting in the interest value of Value Line Inc. It is our opinion that if the Trustees were to redirect cash flows away from the CEO, than the party that receives this cash flow will have the same value of economic interest as the CEO had when receiving the cash flow. In other words, the value of these cash flows does not change based on who is receiving them. This being true, Barrington does not need to calculate a probability of the cash flow being redirected, because the net effect on the valuation of Value Line Inc.’s interest is not impacted. 71 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Valuation Methodology: Royalty Income Issue Addressed Should revenues from an interest in a mutual fund business be considered royalty income? A mutual fund company is paid a management fee on the Assets Under Administration (AUM). As the AUM changes, the change has a direct impact on the revenues of the fund company. Generally, mutual fund companies have predictable income. There are two factors that drive any impact on AUM. Sales and redemptions of assets in the funds Market impact on the assets of the funds Sales and redemptions have less impact on a fund group as assets grow. Market impact effects all fund groups, based on the type of assets managed. “Royalties” can generally be described as payments received for the use of property that are based in some way on the number of units sold. The two types of royalties most commonly encountered are royalties for the use of copyrights, trademarks, and patents, and royalties from the extraction of oil, gas, or minerals from your property. However, other types of royalties are possible, such as those paid for the use of a name, the sale of products using certain proprietary processes, etc. When the Value Line Funds were transferred to the Trust, Value Line elected to use Section 721, and continues to report their interest at a detail level (i.e. income, expenses, capital gains and losses). There is also a future point in time where Value Line Inc. will have the opportunity to resume active management of the Value Line Funds. Based on these reasons, we believe that treating Value Line Inc.’s income as royalty income would be inappropriate. 72 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved.

Cost of Capital: Capital Asset Pricing Model (CAPM)

Capital Asset Pricing Model (CAPM)		
CAPM = RFR + Beta(EMR - RFR)		
Risk Free Rate (RFR) = 20 year Treasury		4.26%
Expected Market Return (EMR)		9.05%
Expected Market Return is the S&P Index over the years 1992 through 2011.		
	Beta	**CAPM**
Beta (Median for Large Market Cap)	1.69	**12.36%**
Beta (Median for Whole Group)	1.72	**12.50%**
Beta (Median for Small Market Cap)	1.88	**13.24%**
Company	**Beta**	**Market Cap**
BlackRock, Inc.	1.65	36,890,000,000
Franklin Resources, Inc.	1.48	28,680,000,000
T. Rowe Price Group, Inc.	1.65	15,400,000,000
Invesco Ltd.	1.69	10,790,000,000
Affiliated Managers Group	2.10	5,260,000,000
Legg Mason, Inc.	2.02	4,890,000,000
Eaton Vance Corp.	1.49	3,520,000,000
Waddell & Reed Financial, Inc.	1.78	3,100,000,000
Federated Investors, Inc.	0.83	2,550,000,000
AllianceBernstein Holding LP	1.93	2,050,000,000
Janus Capital Group Inc.	2.71	1,740,000,000
Cohen & Steers, Inc.	1.91	1,450,000,000
Gamco Investors Inc.	1.34	1,220,000,000
Median for Larger Cap Groups	**1.69**	**3,520,000,000.00**
Epoch Holding Corp	1.13	411,550,000
Virtus Investment Partners	2.31	379,140,000
Calamos Asset Management	3.33	288,980,000
Westwood Hldgs. Group	0.40	271,250,000
Edelman Financial Group	1.37	233,720,000
Diamond Hill Investment	1.72	231,240,000
U.S. Global Investors	2.03	111,360,000
Pzena Investment Mgt	2.75	55,560,000
Median for Small Cap Group	**1.88**	**252,485,000.00**
Median for all Comperables	**1.72**	**1,740,000,000.00**

We calculated a Capital Asset Pricing Model (CAPM) to check for reasonableness in regard to our estimated WACC/discount rate assumption. We calculated the CAPM using the median Beta from the list of comparable public mutual fund groups with a market cap over $1b, under $1b and the total.

The Expected Market Return calculation used the S&P average from 1992 through 2011 of 9.05%. This is consistent with both our appreciation forecast as well as the time period used to calculate Value Line Fund historical flows.

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CAPM Beta Calculation: Trading Volumes When calculating the CAPM, Barrington utilized beta values from comparable public mutual fund companies. We used the beta value from the whole group, but considered the beta from the smaller companies in comparison to the larger companies. Using the beta from the smaller companies would be more appropriate given the level of assets under management. However, the concern is the amount of liquidity within the market on these smaller firms. The table at the right shows the value of the monthly trading volume for each security. Since the analysis showed that the differential in the beta between the large and small groups was minimal, the issue over liquidity does not impact the final result. 74 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. BlackRock, Inc. $4,072,894,758 Franklin Resources, Inc. $1,780,190,763 T. Rowe Price Group, Inc. $2,259,036,080 Invesco Ltd. $1,990,195,072 Affiliated Managers Group $919,218,161 Legg Mason, Inc. $1,298,075,202 Eaton Vance Corp. $508,884,486 Waddell & Reed Financial, Inc. $618,938,183 Federated Investors, Inc. $458,218,690 AllianceBernstein Holding LP $194,728,354 Janus Capital Group Inc. $860,507,420 Cohen & Steers, Inc. $57,489,752 Gamco Investors Inc. $16,423,227 Median for Larger Cap Groups $860,507,420 Epoch Holding Corp $11,696,692 Virtus Investment Partners $30,962,188 Calamos Asset Management $49,319,434 Westwood Hldgs. Group $7,518,958 Edelman Financial Group $7,851,553 Diamond Hill Investment $6,189,326 U.S. Global Investors $12,799,851 Pzena Investment Mgt $6,796,832 Median for Small Cap Group $9,774,122 Median for all Comparables $194,728,354 Company $ Value of Monthly Trading Volume

Valuation Considerations: Lack of Marketability Discount Reasonableness Test 75 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. The Acquisition Approach requires a two-step process to determine liquidity discount. The first step is a scale adjustment that “normalizes” the public company multiples against the transaction multiples. This adjustment is due to the fact that, public companies, are in general, larger business and are worth more because of scale. Once this adjustment is made, a Control premium needs to be added to the public companies. (In the Transaction Approach, a company is “sold” with a control premium.) Once this adjustment is applied, the resulting difference between the two approaches is the liquidity discount. This analysis, comparing transaction multiples against the adjusted public company multiples, averages to 22.21%. We rounded this average to 20%, which is 33% higher than our estimated. After considering the qualitative factors discussed in the Valuation Considerations: Lack of Marketability Discount section, we found to be reasonable. Market Approach: Liquidity Discount Estimate Muliples: Guildeline Transactions Multiples: Public Companies Company size Adjustment Adjusted Market Comps Control Premium Adjusted Public Company Difference AUM 1.79% 2.39% 1.91% 2.11% 14.80% Revenue 2.5x 3.9x 3.1x 3.4x 26.55% EBITDA 8.3x 12.7x 10.1x 11.2x 25.56% Average 22.30% Barrington Estimate 20.00% 10% -20%

Valuation Methodology: AICPA Practice Guide The three approaches to determining value at the enterprise level are the market, income, and asset approaches. Although many valuation techniques are used in practice, all such valuation techniques fall under one of the three approaches. This chapter discusses in detail the three approaches and the significant assumptions that have the most effect on and relevance to each approach. Valuation specialists generally apply more than one valuation technique in estimating the value of an enterprise. Because estimating value is not an exact science, value indications from different techniques will not necessarily reconcile, but the results of one valuation technique can be used to corroborate, or to otherwise be used in conjunction with, the results of one or more other valuation techniques in estimating value. 76 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. In reviewing our process, we conducted substantial research on valuation best practices. Below is a detailed description of valuation approaches and techniques identified by the AICPA Equity Securities Task Force and Approved by the AICPA Financial Reporting Executive Committee. We address each one of these issues in the text box. Barrington Partners used three valuation approaches to form our estimated value; two approaches were Market approaches (the guideline public company method and the guideline transactions method) along with the income approach. We did not employ the Asset approach, as the AICPA only suggests using this method in certain circumstances, which do not apply in this case.

Valuation Methodology: AICPA Practice Guide According to the FASB ASC glossary, the market approach is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The market approach bases the value measurement on what other similar enterprises or comparable transactions indicate the value to be. Under this approach, the valuation specialist examines investments by unrelated parties in comparable equity securities of the subject enterprise or examines transactions in comparable equity securities of comparable enterprises. Two commonly used valuation methods within the market approach are the guideline public company method and the guideline transactions method (the results of which may require adjustment, especially when valuing an early stage enterprise, in view of the lack of exact comparables). 77 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. In the case of valuing EAM, there are very good ‘pure play’ comparables for both public companies and transactions of substantially similar firms. The Market Approach suggests two possible approaches to determining the valuation. The first is a value measurement of other similar enterprises. The second involves comparable transactions. Barrington uses both of these approaches.

Valuation Methodology: AICPA Practice Guide If comparable enterprises are available, valuation specialists may use financial statement metrics (also referred to as financial metrics) such as the following: Market value of equity (MVE) to net income; MVE to book value of equity; Enterprise value (excluding cash) to earnings before interest and taxes (EBIT); Enterprise value (excluding cash) to earnings before interest, taxes, depreciation, and amortization (EBITDA); Enterprise value (excluding cash) to revenues. According to the FASB ASC glossary, the income approach uses valuation technique to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. The income approach obtains its conceptual support from its basic assumption that value emanates from expectations of future income and cash flows. The income approach may be used to simulate a market price when there is no active market for the asset being valued, in this case, the equity securities of privately held enterprises. 78 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. While we agree with the suggestion that an Income Approach (or DCF) is less desirable (and should be used when there is no alternative), we have used this approach as a third indication of value. We believe that this approach is less desirable because market practitioners understand that a few changes in critical numbers can have a considerable impact on the final valuation. Additionally, we used the income approach to segment the various ownership interests in EAM as outlined in the Trust document. Barrington used the following metrics, of which AUM is specific to the asset management industry: Market Value/Enterprise value as a % of AUM Market Value/Enterprise value to Revenue Market Value/Enterprise value to EBITDA Market Value/Enterprise value to Net Income

Valuation Methodology: AICPA Practice Guide The valuation technique most commonly used in applying the income approach to value a minority interest in privately issued securities is the discounted cash flow (DCF) method. The DCF method requires estimation of future economic benefits and the application of an appropriate discount rate to equate them to a single present value. The future economic benefits to be discounted are generally a stream of periodic cash flows attributable to the asset being valued, but they could also take other forms under specific circumstances—for example, a lump sum payment at a particular time in the future without any interim cash flows. There are many considerations in applying the income approach. One consideration is the issue of how risk is assessed and assigned. Under the discount rate adjustment technique, which is discussed in FASB ASC 820-10-55-10, risk is assigned to, or incorporated into, the discount rate. It is common practice for a valuation specialist to obtain from management (or otherwise determine) a single estimate of an enterprise’s cash flows for specified future periods that reflects management’s plans for the business. The valuation specialist would then discount those amounts to present value using a risk-adjusted rate of return, or discount rate. The greater the perceived risk associated with the forecasted cash flows, the higher the discount rate applied to them and the lower their present value. 79 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. A DCF model is ultimately dependent on these two factors, the discount rate and the cash flow projection. In our model we call the discount rate the ‘Cost of Capital’. Barrington calculated a CAPM value. We considered the Beta values within the market comparables and found no differential between larger and smaller companies. We used the average for the category.

Valuation Methodology: AICPA Practice Guide Another technique that falls under the income approach, as discussed in FASB ASC 820- 10-55-13, is to first estimate the probability-weighted cash flows, considering the cash flow consequences of a range of possible future outcomes, weighting the cash flows for each outcome by its probability, and summing the weighted amounts to estimate the overall expected cash flows. This technique is known as the expected present value technique. There are two variants of this technique: In method 1, the probability-weighted expected cash flows are first adjusted to their certainty equivalent by subtracting a cash risk premium, and estimating the cash flows at which market participants would be indifferent to trading the certain cash flows for the risk probability-weighted expected cash flows. Then, these certainty-equivalent cash flows are discounted using a risk-free interest rate. In method 2, the probability-weighted expected cash flows are discounted at a risk-adjusted rate of return corresponding to the expected rate associated with these probability-weighted cash flows. As in the discount rate-adjustment technique, the greater the perceived risk associated with the expected cash flows, the higher the discount rate associated with it. 80 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. The mutual fund industry is an annuity-based business. Cash flows are very predictable based on the Assets Under Management (AUM). Developing a DCF for a fund company then focuses on the two variables that impact AUM: Cash flows in and out of the fund (investors buying and selling their positions): There are two factors involved in this calculation. The first consideration is the market in general. Investors tend to make investments when the market is moving upwards. The current market reflects a stagnant recovery, and cash flows are modest. The second component involves cash flows for EAM specifically. As addressed in the document, EAM has been stabilizing after a period marked by both an SEC investigation as well as a restructuring by various parties involved in Value Line Inc. Market Appreciation: It would not be prudent for a fairness opinion to make predictions on market direction. Our only acknowledgement to any direction is that over very long periods, the equity markets have increased in value. Barrington has taken a very conservative approach by only predicting modest growth.

Valuation Methodology: AICPA Practice Guide In applying many of the techniques that fall under the income approach, a challenge exists in addressing the final cash flow amount, or terminal value. Forecasting future cash flows involves uncertainty, and the farther the forecast goes into the future, the greater the uncertainty of the forecasted amounts. Because discounting attributes less value to cash flows the farther in the future they are expected to occur, there is a point in time beyond which forecasted cash flows are no longer meaningful. Nevertheless, the terminal value is often a significant component of the total enterprise value, and should be carefully considered. Of the three approaches to valuing an operating enterprise under a going concern premise of value, the asset (or, asset-based) approach under most circumstances is considered to be the weakest from a conceptual standpoint. It may, however, serve as a “reality check” on the market and income approaches and provide a “default value” if the available data for the use of those other approaches are fragmentary or speculative. The asset approach is typically more relevant for valuing enterprises in the earliest stages of development prior to raising arm’s-length financing, when there may be limited (or no) basis for using the income or market approaches. The use of the asset approach is generally less appropriate in the later stages of development, once an enterprise has generated significant intangible and goodwill value. 81 PROPRIETARY AND CONFIDENTIAL. © 2011 Barrington Partners. All rights reserved. Due to the fact that EAM is a ‘going concern’, is an established company, and we have three other approaches to use in calculating the value of the company, we have not used this asset-based method. Barrington has used a terminal value in its DCF calculation, but has taken a conservative approach. We used market multiples in our calculation, but used more conservative numbers than in the other market valuations, due to the number of years over which a terminal value is calculated. Our present value of the terminal value equals less than 5% of the total DCF valuation.